SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

PRESENTATION OF FINANCIAL STATEMENTS

(a)  Management´s report on internal controls over financial reporting

The management of Braskem S.A.("Braskem" or the "Company"), including the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined on article 13a-15 (f) according “Exchange Act” of United States of America.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards - “IFRS” issued by International Accounting Standards Board - “IASB”. The Company´s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company´s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Braskem’s management has assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2014 based on the criteria established in Internal Control – “Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO” 2013) and, based on such criteria, Braskem´s management has concluded that, as of December 31, 2014, the Company´s internal control over financial reporting is effective.

(b)  Attestation report of the registered public accounting firm.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

February 12, 2015

By: /s/ Carlos José Fadigas de Souza Filho	/s/ Mario Augusto da Silva
Name: Carlos José Fadigas de Souza Filho	Name: Mario Augusto da Silva
Title: Chief Executive Officer	Title: Chief Financial Officer

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of

Braskem  S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Braskem S.A. and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Salvador, February 12, 2015

/s/PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" BA

/s/Fábio Cajazeira Mendes

Contador CRC 1SP196825/O-0 “S” BA

Braskem S.A.

Balance sheet at December 31

All amounts in thousands of reais

Assets	Note	2014	2013
	2.1		Revised
Current assets
Cash and cash equivalents	5	3,993,359	4,335,859
Financial investments	6	89,729	86,719
Trade accounts receivable	7	2,692,612	2,810,520
Inventories	8	5,368,146	5,033,593
Taxes recoverable	10	2,129,837	2,237,213
Dividends and interest on capital			150
Prepaid expenses		99,469	62,997
Related parties	9	66,616	124,487
Insurance claims	16.2	33,555	34,101
Other receivables		287,876	233,808

		14,761,199	14,959,447

Non-current assets held for sale	1(a)		37,681

		14,761,199	14,997,128

Non-current assets
Financial investments	6	42,494	20,779
Trade accounts receivable	7	25,050	61,875
Advances to suppliers	8	68,988	116,714
Taxes recoverable	10	1,045,428	1,285,990
Deferred income tax and social contribution	19	870,206	1,123,313
Judicial deposits		230,945	209,910
Related parties	9	138,501	133,649
Insurance claims		143,932	139,497
Derivatives operations	16.2	39,350	137,345
Other receivables		91,905	141,526
Investments in subsidiaries and jointly-controlled investments	11	120,024	115,385
Other investments		6,511	6,501
Property, plant and equipment	12	29,001,490	25,413,548
Intangible assets	13	2,835,728	2,912,630

		34,660,552	31,818,662

Total assets		49,421,751	46,815,790

The Management notes are an integral part of the financial statements.

Braskem S.A. Balance sheet at December 31 All amounts in thousands of reais	Continued

Liabilities and shareholders' equity	Note	2014	2013
	2.1		Revised

Current liabilities
Trade payables		10,852,410	10,421,687
Borrowings	14	1,418,542	1,248,804
Project finance	15	26,462	25,745
Derivatives operations	16.2	95,626	95,123
Payroll and related charges		533,373	490,816
Taxes payable	17	203,392	445,424
Dividends		215,888	131,799
Advances from customers		99,750	297,403
Sundry provisions	20	88,547	105,856
Post-employment benefits	21	336,357	158,137
Other payables	22	212,945	174,007

		14,083,292	13,594,801

Non-current liabilities
Borrowings	14	18,918,021	17,353,687
Project finance	15	7,551,033	4,705,661
Derivatives operations	16.2	594,383	396,040
Taxes payable	17	30,699	902,875
Ethylene XXI Project Loan	18	792,188	370,420
Deferred income tax and social contribution	19	603,490	863,405
Post-employment benefits	21	69,176	44,054
Advances from customers		88,402	152,635
Sundry provisions	20	505,677	449,694
Other payables	22	291,040	301,184

		29,444,109	25,539,655

Shareholders' equity	24
Capital		8,043,222	8,043,222
Capital reserve		232,430	232,430
Revenue reserves		736,180	410,149
Other comprehensive income		(2,924,057)	(1,092,691)
Treasury shares		(48,892)	(48,892)

Total attributable to the Company's shareholders		6,038,883	7,544,218

Non-controlling interest in Braskem Idesa		(144,533)	137,116

		5,894,350	7,681,334

Total liabilities and shareholders' equity		49,421,751	46,815,790

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations

Years ended December 31

All amounts in thousands of reais, except earnings (loss) per share

	Note	2014	2013	2012

Continued operations	26
Net sales revenue		46,031,389	40,969,490	36,160,327
Cost of products sold		(40,057,341)	(35,820,761)	(32,709,068)

Gross profit		5,974,048	5,148,729	3,451,259

Income (expenses)
Selling and distribution	30	(1,155,800)	(1,000,749)	(990,365)
General and administrative	30	(1,210,124)	(1,077,934)	(1,071,029)
Research and development	30	(138,441)	(115,812)	(106,197)
Results from equity investments	11(c)	3,929	(3,223)	(25,807)
Other operating income (expenses), net	28	95,596	(211,090)	333,457

Operating profit		3,569,208	2,739,921	1,591,318

Financial results	29
Financial expenses		(2,745,864)	(2,549,111)	(3,926,209)
Financial income		355,221	773,138	531,928

		(2,390,643)	(1,775,973)	(3,394,281)

Profit (loss) before income tax and
social contribution		1,178,565	963,948	(1,802,963)

Current and deferred income tax and social contribution	19	(452,264)	(456,910)	783,111
		(452,264)	(456,910)	783,111

Profit (loss) for the period of continued operations		726,301	507,038	(1,019,852)

Discontinued operations results
Profit from discontinued operations				424,860
Current and deferred income tax and social contribution				(143,313)
				281,547

Profit (loss) for the year		726,301	507,038	(738,305)

Attributable to:
Company's shareholders		864,064	509,697	(731,143)
Non-controlling interest in Braskem Idesa		(137,763)	(2,659)	(7,162)

Profit (loss) for the year		726,301	507,038	(738,305)

                        The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of comprehensive income

Years ended December 31

All amounts in thousands of reais

	Note	2014	2013	2012

Profit (loss) for the year		726,301	507,038	(738,305)

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		(352,700)	(127,520)	16,238
Income tax and social contribution		116,532	40,120	(5,522)
		(236,168)	(87,400)	10,716

Exchange variation of foreign sales hedge	16.2.1(b.ii)	(2,775,852)	(2,303,540)
Income tax and social contribution		917,518	783,204
		(1,858,334)	(1,520,336)

Foreign currency translation adjustment		147,453	221,270	78,780

Total		(1,947,049)	(1,386,466)	89,496

Items that will not be reclassified to profit or loss
Defined benefit plan actuarial (loss) gain			169	(18,204)
Income tax and social contribution				6,388

Total			169	(11,816)

		(1,947,049)	(1,386,297)	77,680

Total comprehensive income (loss) for the year		(1,220,748)	(879,259)	(660,625)

Attributable to:
Company's shareholders - continued operations		(939,099)	(890,241)	(952,128)
Company's shareholders - discontinued operations				281,547
Non-controlling interest in Braskem Idesa		(281,649)	10,982	9,956

Total comprehensive income (loss) for the year		(1,220,748)	(879,259)	(660,625)

		Basic and diluted
	Note	2014	2013	2012

Profit (loss) per share attributable to the shareholders of the Company
of continued operations at the end of the year (R$)	25
Earnings per share - common		1.0857	0.6403	(1.2718)
Earnings per share - preferred shares class "A"		1.0857	0.6403	(1.2718)
Earnings per share - preferred shares class "B"		0.6062	0.6062

Profit (loss) per share attributable to the shareholders of the Company of discontinued operations at the end of the year (R$)
Earnings per share - common				0.3536
Earnings per share - preferred shares class "A"				0.3536

Profit (loss) per share attributable to the shareholders of the Company at the end of the year (R$)
Earnings per share - common		1.0857	0.6403	(0.9182)
Earnings per share - preferred shares class "A"		1.0857	0.6403	(0.9182)
Earnings per share - preferred shares class "B"		0.6062	0.6062

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

		Attributed to shareholders' interest
				Revenue reserves								Total
						Unrealized		Additional	Other			Braskem	Non-controlling	Total
			Capital	Legal	Tax	profit	Retained	dividends	comprehensive	Treasury	Accumulated	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	incentives	reserve	earnings	proposed	income	shares	loss	interest	Braskem Idesa	equity

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457		482,593	315,586	(60,217)	28,692	9,764,588	215,322	9,979,910

Comprehensive income for the year:
Loss for the year											(731,143)	(731,143)	(7,162)	(738,305)
Fair value of cash flow hedge, net of taxes									10,716			10,716		10,716
Foreign currency translation adjustment									61,662			61,662	17,118	78,780
									72,378		(731,143)	(658,765)	9,956	(648,809)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled investment, net of taxes									(952)		952
Realization of additional property, plant and equipment price-level restatement, net of taxes									(27,236)		27,236
Actuarial loss with post-employment benefits, net of taxes									(11,816)			(11,816)		(11,816)
									(40,004)		28,188	(11,816)		(11,816)

Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting								(482,593)				(482,593)		(482,593)
Capital loss from non-controlling interest in Braskem Idesa													(17,962)	(17,962)
Write-off non-controlling by investments sale													(125,420)	(125,420)
Loss on interest in subsidiary									(5,917)			(5,917)	5,917
Write-off gain on interest in subsidiary by sale									(4,632)			(4,632)		(4,632)
Repurchase of treasury shares										(36,694)		(36,694)		(36,694)
Cancellation of shares			(48,019)							48,019
Absorption of losses				(87,710)	(4,547)	(16,457)					108,714
			(48,019)	(87,710)	(4,547)	(16,457)		(482,593)	(10,549)	11,325	108,714	(529,836)	(137,465)	(667,301)

At December 31, 2012		8,043,222	797,979						337,411	(48,892)	(565,549)	8,564,171	87,813	8,651,984

Comprehensive income for the year:
Profit for the year											509,697	509,697	(2,659)	507,038
Exchange variation of foreign sales hedge, net of taxes									(1,520,336)			(1,520,336)		(1,520,336)
Fair value of cash flow hedge, net of taxes									(85,020)			(85,020)	(2,380)	(87,400)
Foreign currency translation adjustment									205,249			205,249	16,021	221,270
									(1,400,107)		509,697	(890,410)	10,982	(879,428)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled investment, net of taxes									(27,236)		27,236
Realization of additional property, plant and equipment price-level restatement, net of taxes									(967)		967
Actuarial loss with post-employment benefits, net of taxes									169			169		169
									(28,034)		28,203	169		169

Contributions and distributions to shareholders:
Absorption of losses			(565,549)								565,549
Capital loss from non-controlling interest in Braskem Idesa													38,321	38,321
Loss on interest in subsidiary									(1,961)			(1,961)		(1,961)
Legal reserve				26,895							(26,895)
Mandatory minimum dividends											(127,751)	(127,751)		(127,751)
Additional dividends proposed								354,842			(354,842)
Retained earnings							28,412				(28,412)
			(565,549)	26,895			28,412	354,842	(1,961)		27,649	(129,712)	38,321	(91,391)

At December 31, 2013		8,043,222	232,430	26,895			28,412	354,842	(1,092,691)	(48,892)		7,544,218	137,116	7,681,334

Braskem S.A. Statement of changes in equity All amounts in thousands of reais	Continued

		Attributed to shareholders' interest
				Revenue reserves								Total
						Unrealized		Additional	Other			Braskem	Non-controlling	Total
			Capital	Legal	Tax	profit	Retained	dividends	comprehensive	Treasury	Accumulated	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	incentives	reserve	earnings	proposed	income	shares	loss	interest	Braskem Idesa	equity
At December 31, 2013		8,043,222	232,430	26,895			28,412	354,842	(1,092,691)	(48,892)		7,544,218	137,116	7,681,334

Comprehensive income for the year:
Profit for the year											864,064	864,064	(137,763)	726,301
Exchange variation of foreign sales hedge, net of taxes									(1,743,396)			(1,743,396)	(114,938)	(1,858,334)
Fair value of cash flow hedge, net of taxes									(204,647)			(204,647)	(31,521)	(236,168)
Foreign currency translation adjustment									144,880			144,880	2,573	147,453
									(1,803,163)		864,064	(939,099)	(281,649)	(1,220,748)

Equity valuation adjustments
Realization of additional property, plant and equipment price-level restatement, net of taxes									(27,238)		27,238
Realization of deemed cost of jointly-controlled investment, net of taxes									(965)		965
									(28,203)		28,203

Contributions and distributions to shareholders:
Prescribed dividends											682	682		682
Additional dividends approved by the General Meeting	24(e.1)							(354,842)				(354,842)		(354,842)
Legal reserve	24(e.1)			44,647							(44,647)
Mandatory minimum dividends	24(e.1)										(212,076)	(212,076)		(212,076)
Additional dividends proposed	24(e.1)							270,517			(270,517)
Retained earnings	24(e.1)						365,709				(365,709)
				44,647			365,709	(84,325)			(892,267)	(566,236)		(566,236)

At December 31, 2014		8,043,222	232,430	71,542			394,121	270,517	(2,924,057)	(48,892)		6,038,883	(144,533)	5,894,350

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

Years ended December 31

All amounts in thousands of reais

	Note	2014	2013	2012

Profit (loss) before income tax and social contribution
and after of discontinued operations results		1,178,565	963,948	(1,378,103)

Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion		2,056,362	2,056,088	1,924,265
Results from equity investments	11(c)	(3,929)	3,223	25,807
Interest and monetary and exchange variations, net		2,183,896	1,341,770	2,442,973
Gain from divestment in subsidiary	28	(277,338)
Other		9,805	9,175	294,199

		5,147,361	4,374,204	3,309,141

Changes in operating working capital
Held-for-trading financial investments		(19,057)	97,693	16,716
Trade accounts receivable		144,087	(492,851)	(625,130)
Inventories		(270,351)	(927,435)	(566,025)
Taxes recoverable		486,082	(448,378)	(458,763)
Prepaid expenses		(36,472)	(8,915)	49,707
Other receivables		27,832	(27,019)	(529,103)
Trade payables		(419,476)	742,649	2,165,530
Taxes payable		(539,262)	(127,443)	(430,789)
Advances from customers		(261,886)	6,344	206,044
Sundry provisions		38,674	139,858	94,382
Other payables		677,071	307,603	384,224

Cash from operations		4,974,603	3,636,310	3,615,934

Interest paid		(1,044,593)	(1,123,691)	(1,006,840)
Income tax and social contribution paid		(138,144)	(54,828)	(37,283)

Net cash generated by operating activities		3,791,866	2,457,791	2,571,811

Proceeds from the sale of fixed assets		10,646	2,576	115,846
Proceeds from the sale of investments	1(a)	315,000	689,868
Cash effect of discontinued operations		-	9,985	(141,348)
Acquisitions of investments in subsidiaries and associates		(55)	(86)
Acquisitions to property, plant and equipment	12(a)	(5,301,778)	(5,656,440)	(2,792,853)
Acquisitions of intangible assets	13	(30,269)	(25,748)	(15,734)
Held-for-maturity financial investments		29,380	25,645	(218)

Net cash used in investing activities		(4,977,076)	(4,954,200)	(2,834,307)

Short-term and long-term debt
Obtained borrowings		6,174,678	6,317,022	6,665,938
Payment of borrowings		(6,692,638)	(7,300,718)	(5,493,015)
Project finance	15
Obtained funds		1,894,507	4,562,343
Dividends paid		(482,147)	(35)	(482,051)
Non-controlling interests in Braskem Idesa		-	35,628	(20,295)
Repurchase of treasury shares				(36,694)

Net cash provided by financing activities		894,400	3,614,240	633,883

Exchange variation on cash of foreign subsidiaries		(51,690)	(69,594)	(36,037)

Increase (decrease) in cash and cash equivalents		(342,500)	1,048,237	335,350

Represented by
Cash and cash equivalents at the beginning for the year		4,335,859	3,287,622	2,952,272
Cash and cash equivalents at the end for the year		3,993,359	4,335,859	3,287,622

Increase (decrease) in cash and cash equivalents		(342,500)	1,048,237	335,350

The Management notes are an integral part of the financial statements.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

1                    Operations

Braskem S.A. together with its subsidiaries (hereinafter “Braskem” or “Company”) is a public company headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries, operates 36 industrial units, 29 of which in the Brazilian states of Alagoas (“AL”), BA, Rio de Janeiro (“RJ”), Rio Grande do Sul (“RS”) and São Paulo (“SP”), five are located in the United States, in the states of Pennsylvania, Texas and West Virginia and two are located in Germany, in the cities Wesseling and Schkopau. These units produce thermoplastic resins – polyethylene (“PE”), polypropylene (“PP”) and polyvinyl chloride (“PVC”), as well as basic petrochemicals.

Additionally, Braskem is also engaged in the import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air, industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies, either as a partner or as shareholder.

The Company is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

The issue of these financial statements was authorized by the Company’s Board of Directors on February 11, 2015.

(a)               Significant corporate and operating events impacting these financial statements

On December 31, 2013, the Company entered into a share sales agreement with Odebrecht Ambiental (“OA”), through which it sold its interest in the subsidiary Distribuidora de Águas Triunfo S.A. (“DAT”) for R$315 million, which were received over the course of the second quarter of 2014. The assets of DAT were shown in the balance sheet of December 31, 2013 as “non-current assets held for sale.” The sale price agreed upon by the parties was evaluated by a specialized company, which issued a favorable opinion of the price.

On February 3, 2014, the Extraordinary Shareholders’ Meeting of DAT approved the change in its management and consequently the transfer of the management of the operations from Braskem to OA, upon the recognition of a gain of R$277,338 (Note 28).

(b)               Solvay Indupa

On December 17, 2013, the Company entered into a share sales agreement (“Agreement”) with Solvay Argentina S.A. (“Solvay Argentina”), through which it committed to acquire, upon the fulfillment of certain conditions provided for in the Agreement ("Acquisition"), 70.59% of the total and voting capital of Solvay Indupa S.A.I.C. (“Solvay Indupa”). On November 12, Brazil’s antitrust agency Conselho Administrativo de Defesa Econômica (“CADE”) rejected the transaction.

(c)               Naphtha agreement with Petrobras

On August 29, 2014, Braskem and Petrobras executed a new amendment to the naphtha supply agreement dated July 24, 2009. The amendment is valid through February 2015 and maintained the formula for determining the naphtha price provided for in said agreement. The amendment also established that if a new price formula is adopted in a new agreement, it would be applied to the purchases made during the period in which the amendment was valid. As of the date on which the issue of these financial statements was authorized, Braskem and Petrobras had not concluded their negotiations of a new agreement.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

2                    Summary of significant accounting policies

The principal accounting policies applied consistently in the preparation of these financial statements are described in the notes of the items on which they have impacts.

2.1              Basis of preparation and presentation of the financial statements

The financial statements have been prepared under the historical cost convention and were adjusted, when necessary, to reflect the fair value of assets and liabilities.

The preparation of financial statements requires the use of certain estimates. It also requires Management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The Company started to include in its balance sheet the net value, per legal entity, of the amounts related to deferred income and social contribution tax assets and liabilities on its profit, due to due legal right of each entity to offset these amounts. The balance sheet at December 31, 2013 was revised to reflect such adjustment, as shown below:

			2013
Balance sheet		Revised
	Published	effects	Revised
Assets
Current	14,997,128		14,997,128

Non-current
Deferred income tax and social contribution	2,653,606	(1,530,293)	1,123,313
Other non-current assets	30,695,349		30,695,349
	33,348,955	(1,530,293)	31,818,662

Total assets	48,346,083	(1,530,293)	46,815,790

Liabilities and equity
Current	13,594,801		13,594,801

Non-current
Deferred income tax and social contribution	2,393,698	(1,530,293)	863,405
Other liabilities	24,676,250		24,676,250
	27,069,948	(1,530,293)	25,539,655

Equity	7,681,334		7,681,334

Total liabilities and equity	48,346,083	(1,530,293)	46,815,790

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

2.1.1        Consolidated financial statements

The consolidated financial statements were prepared and presented in accordance with the International Financial Reporting Standards “IFRS” issued by the International Accounting Standards Board “IASB”.

(a)               Consolidation

The consolidated financial statements comprise the financial statements of the Braskem S.A. and the following entities:

		Total interest - %

		Headquarters	2014	2013	2012
Direct and Indirect subsidiaries
Alclor Química de Alagoas Ltda ("Alclor")		Brazil	100.00	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		USA	100.00	100.00	100.00
Braskem America, Inc. (“Braskem America”)		USA	100.00	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00	100.00
Braskem International GmbH ("Braskem Austria")		Austria	100.00	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")		Austria	100.00	100.00	100.00
Braskem Chile Ltda. ("Braskem Chile")		Chile	100.00	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00	100.00
Braskem Idesa S.A.P.I ("Braskem Idesa")		Mexico	75.00	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00	75.00
Braskem Importação e Exportação Ltda. ("Braskem Importação")		Brazil	100.00	100.00	100.00
Braskem Incoporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00
Braskem Netherlands B.V (“Braskem Holanda”)		Netherlands	100.00	100.00	100.00
Braskem Participações S.A. ("Braskem Participações")		Brazil	100.00	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)		Chile	100.00	100.00	100.00
Braskem Petroquímica Ibérica, S.L. ("Braskem Espanha")		Spain	100.00	100.00	100.00
Braskem Petroquímica Ltda ("Braskem Petroquímica")		Brazil	100.00	100.00	100.00
Braskem Qpar S.A.	(i)	Brazil		100.00	100.00
Common Industries LTD. ("Common")	(ii)	Uruguay		100.00	100.00
DAT	(iii)	Brazil		100.00
IQ Soluções e Química S.A. ("Quantiq")		Brazil	100.00	100.00	100.00
IQAG Armazéns Gerais Ltda ("IQAG")		Brazil	100.00	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)		Uruguay	100.00	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00	100.00
Rio Polímeros S.A. ("Riopol")		Brazil			100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00	100.00

(i)         Merged into the parent company in December 2014 (Note 1(a.ii)).

(ii)        Dissolved in September 2014.

(iii)      Divested in 2014 (Note 1(a.i)).

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(a.i)     Foreign currency translation

(a)               Functional and presentation currency

The functional and presentation currency of the Company is the real.

(b)               Functional currency other than the Brazilian real

Some subsidiaries and a jointly controlled subsidiary have a different functional currency from that of the Braskem S.A., as follows:

Functional currency

Subsidiaries
Braskem Alemanha, Braskem Austria e Braskem Austria Finance	Euro
Braskem America e Braskem America Finance	U.S.dollar
Braskem Idesa , Braskem Idesa Serviços, Braskem México e Braskem México Serviços	Mexican peso

Jointly-controlled investments
Propileno Del Sur S.A. ("Propilsur")	U.S.dollar

The other subsidiaries adopt the Brazilian real as functional currency.

(c)               Exchange variation effects

The main effects from exchange variation that impacted these financial statements are shown below:

	End of period rate at December 31			Average rate
	2014	2013	Variation	2014	2013	Variation
U.S. dollar - Brazilizan real	2.6562	2.3426	13.39%	2.3547	2.1605	8.99%
U.S. dollar - Mexican peso	14.7180	13.1005	12.35%	13.3113	12.7692	4.24%
U.S. dollar - Euro	0.8231	0.7261	13.37%	0.7545	0.7532	0.17%

2.2              New or revised pronouncements with first-time adoption in 2014

IFRS 10, IFRS 12 and IAS 27 – "Investment Entities" – Braskem does not have this type of investment.

IFRS 8 – “Segment Information” – in December 2013, the International Accounting Standards Board (IASB) issued a review that introduced two changes, namely: aggregations of operating segments and reconciliation of total reportable assets with the total assets of the Company. The adoption of these changes to the rule did not have any impact on these financial statements.

IFRS 13 – “Fair value measurement” – in December 2013, a revision of this rule was issued that removed the paragraph addressing the measurement of short-term assets and liabilities without embedded interest rates reported by the invoiced amounts. The adoption did not have any impact on these financial statements.

IAS 24 – “Related parties” – in December 2013, as part of the review, the IASB revised the definition and the requirements for the disclosure of key managers. The adoption did not have any impact on these financial statements.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

IAS 38 – “Intangible assets” – in December 2013, the IASB issued a review clarifying the accumulated amortization at the date of a revaluation. This change is not applicable to Braskem.

IAS 32 – “Financial Instruments: Presentation” – in December 2011, the IASB issued a review providing further clarification to the application guidance in IAS 32 on the requirement to offset financial assets and liabilities in the balance sheet. The adoption did not have any impact on these financial statements.

IFRIC 21 – “Levies” – in May 2013, the IASB issued an interpretation regarding the fees and taxes charged by public authorities on entities that operate in a specific market. The adoption of this rule did not have any impact on these financial statements.

2.3              Rules, changes and interpretations of standards that are not yet in force

Rules, changes and interpretations of standards that currently are not in force and have not been adopted early by the Company:

IAS 16 and IAS 38 – “Property, plant and equipment” and “Intangible assets” – in May 2014, said accounting rules were revised to clarify the prohibition of the use of revenue-based methods for depreciation or amortization. The Company conducted an evaluation of the changes, which did not have any impacts on the financial statements.

IFRS 10 and IAS 28 – “Consolidated financial statements” and “Investments in Associates, Subsidiaries and Jointly Controlled Entities” – in September 2014, a revision was issued proposing that gains or losses resulting from the sale or contribution of a subsidiary that does not constitute a business, as defined in IFRS 3, between an investor and its subsidiary or jointly-controlled company is recognized only in the share of the unrelated investors in the subsidiary or jointly-controlled companies.

IFRS 7 – “Financial Instruments: Disclosures” – in September 2014, the IASB revised rule IFRS 7, which adds additional guidance for servicing contracts to decide when said contract represents continuing involvement and that the additional disclosure requirements are not specifically for interim periods.

IFRS 9 – “Financial instruments” – in July 2014, a review of the rule introduced the classification and measurement, impairment and hedge accounting in a single document, following a single measurement and classification logic, reflecting a business model in which these are managed and the characteristics of cash flows. The concept of provisioning for losses based on future expectations recognition of the impairment of financial assets, will be at a more opportune moment.

IFRS 15 – “Revenue from contracts with customers” – in May 2014, the accounting standard for the recognition of revenue from contracts with customers was issued. The Company conducted an evaluation of the standard, believes that this did not have any impacts on the financial statements.

3                    Application of critical estimates and judgments

Critical estimates and judgments are those that require the most difficult, subjective or complex judgments by management, usually as a result of the need to make estimates that affect issues that are inherently uncertain. Estimates and judgments are continually reassessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results can differ from planned results due to differences in the variables, assumptions or conditions used in making estimates.

The Company makes a series of other estimates that are presented in the respective notes, such as allowance for doubtful accounts, fair-value adjustment of inventories and provision for repairing environmental damage.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

In order to provide an understanding of the way the Company forms its judgments on future events, the variables and assumptions used in critical estimates are presented below:

3.1              Deferred income tax and social contribution

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. These estimates are included in the business plan, which is annualy submitted for approval by the Board of Directors. This plan is prepared by the Executive Board using as main variables the price of the products manufactured by the Company, prices of raw materials, gross domestic product, exchange variation, interest rate, inflation rate and fluctuations in the supply and demand of inputs and finished products. These variables are obtained from expert external consultants, historical performance of the Company and its capacity to generate taxable income, internal programs focused on operational efficiency, and specific incentives from the Brazilian government for the petrochemical sector in Brazil.

3.2              Fair value of derivative and non-derivative financial instruments

The Company evaluates the derivative financial instruments at their fair value and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services like Bloomberg and Reuters. Nevertheless, the high volatility of the foreign exchange and interest rate markets in Brazil caused, in certain periods, significant changes in future rates and interest rates over short periods of time, leading to significant changes in the market value of swaps and other financial instruments.

The fair values of non-derivative, quoted financial instruments are based on current bid prices. If the market for a financial asset and for unlisted securities is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that make maximum use of market inputs and rely as little as possible on information provided by the Company’s Management.

3.3              Useful life of assets

The Company recognizes the depreciation and depletion of its long-lived assets based on their useful life estimated by independent appraisers and approved by the Company’s technicians taking into consideration the experience of these professionals in the management of Braskem’s plants. The useful lives initially established by independent appraisers are reviewed at the end of every year by the Company’s technicians in order to check whether they need to be changed. This analysis indicated that the useful lives applied in 2014 should be maintained in 2015.

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company’s industrial plants are the information of manufacturers of machinery and equipment, level of the plants’ operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The Company’s management also decided that (i) depreciation should cover all assets value because when the equipment and installations are no longer operational, they are sold by amounts that are immaterial; and (ii) land is not depreciated because it has an indefinite useful life.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

The useful lives applied to the assets determined the following average depreciation and depletion rates:

	(%)
	2014	2013
Buildings and improvements	3.38	3.42
Machinery, equipment and installations	7.29	7.23
Mines and wells	8.83	8.96
Furniture and fixtures	10.82	10.28
IT equipment	20.15	21.21
Lab equipment	9.59	9.30
Security equipment	9.79	9.83
Vehicles	19.91	20.02
Other	18.19	15.86

3.4              Impairment test and analysis

(a)               Tangible and intangible assets with defined useful lives

On the balance sheet date, the Company makes an analysis to determine if there is indicators that the accounting blance of long-lived tangible assets and intangible assets with defined useful lives may not be recoverable. This analysis is conducted to assess the likelihood of scenarios that could adversely affect its cash flow and the recovering on the invested assets. The scenarios arise from issues of a macroeconomic, legal, competitive or technological nature.

Some significant aspects of this analysis include: (i) the possibility of an oversupply of products manufactured by the Company or of a significant reduction in demand due to adverse economic factors; (ii) the prospects of material fluctuations in the prices of products and inputs; (iii) the likelihood of the development of new technologies or raw materials that could materially reduce production costs and consequently impact sales prices, ultimately leading to the obsolescence of the industrial facilities of the Company; and (iv) changes in the general regulatory environment that make the production process of Braskem infeasible or that significantly impact the sale of its products. For this analysis, the Company maintains an in-house team with a more strategic vision of the business and also remains in permanent contact with a team of external consultants. If the aforementioned variables indicate significant risks to cash flows, the Management of Braskem conducts impairment tests in accordance with Note 3.4(b).

The assets are allocated to the Cash Generating Units (“CGU”) as follows:

Basic petrochemicals operating segment:

•           CGU UNIB Bahia: represented by assets of the basic petrochemicals plants located in the state of Bahia;

•           CGU UNIB South: represented by assets of the basic petrochemicals plants located in the state of Rio Grande do Sul;

•           CGU UNIB Southeast: represented by assets of the basic petrochemicals plants located in the states of Rio de Janeiro and São Paulo;

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

Polyolefins operating segment:

•           CGU Polyethylene: represented by assets of the PE plants located in Brazil;

•           CGU Polypropylene: represented by assets of the PP plants located in Brazil;

•           CGU Renewables: represented by the Green PE plant located in Brazil;

Vinyls operating segment:

•           CGU Vinyls: represented by assets of PVC plants and chloride soda located in Brazil;

USA and Europe operating segment:

•           CGU Polypropylene USA: represented by assets of PP plants located in the United States;

•           CGU Polypropylene Europe: represented by assets of PP plants located in the Europe;

Chemical Distribution operating segment:

•           represented by assets of the subsidiaries Quantiq and IQAG.

(b)               Intangible assets with indefinite useful lives

The balances of goodwill from future profitability arising from business combinations and intangible assets with indefinite useful lives are tested for impairment once a year. These tests are based on the projected cash generation for a five-year period, which are extracted from the business plan of the Company and cited in Note 3.1. In addition to cash flow is also used discount rate based on the weighted average cost of capital (“WACC”). This rate, adjusted for inflation, is the rate to perpetuity, without real growth.

The goodwill allocated to the Polyolefins operating segment (Note 13) was generated in a business combination that resulted in the simultaneous acquisition of polypropylene and polyethylene plants. The main raw materials of these plants were already supplied by the Company, which allowed for the obtainment of significant synergies in the operation. These synergies were one of the main drivers of that acquisition. Accordingly, the Company’s management tested this goodwill for impairment in the operating segment since the benefits of the synergies are associated with all units acquired.

The remaining existing goodwill is allocated to the UNIB South CGU and to the Vinyls operating segment (Note 13).

3.5              Provisions and contingent liabilities

Existing contingent liabilities and provisions are mainly related to discussions in the judicial and administrative spheres arising from primarily labor, pension, civil and tax lawsuits and administrative procedures.

The Management of Braskem, based on the opinion of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

Probable loss – these are proceedings for which there is a higher probability of loss than of a favorable outcome, i.e., the probability of loss exceeds 50%. For these proceedings, the Company recognizes a provision that is determined as follows:

(i)       labor claims – the amount of the provision corresponds to the amount to be disbursed as estimated by the Company’s legal counsels;

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(ii)     tax claims - the amount of the provision corresponds to the value of the matter plus charges corresponding to the variation in the Selic rate; and

(iii)   other claims – the amount of the provision corresponds to the value of the matter.

Possible loss – these are proceedings for which the possibility of loss is greater than remote. The loss may occur, however, the elements available are not sufficient or clear to allow for a conclusion on whether the trend is for a loss or a gain. In percentage terms, the probability of loss is between 25% and 50%. For these claims, except for the cases of business combinations, the Company does not recognize a provision and mentions the most significant ones in a note to the financial statements (Note 23). In business combination transactions, in accordance with the provision in IFRS 3, the Company records the fair value of the claims based on the assessment of loss (Note 20). The amount of the provision corresponds to the value of the matter, plus charges corresponding to the variation in the Selic rate, multiplied by the probability of loss, as determined by our external counsels.

The Company’s management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the of a proceeding involving the Company, without any disbursement or without implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debts implemented in Brazil at the Federal and State levels, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter.

3.6              Hedge accounting

The Company designated foreign-denominated liabilities (financing and trade accounts payable) to hedge future exports. The transaction involves two main critical estimates and judgments: sales and the refinancing, rollover or substitution of the designated liabilities. In the case of exports, these are provided for in the business plan of the Company (Note 3.1), since constitute part of its strategy and are inherent to its business. This is confirmed by the historical data series for exports. In the case of liabilities, the Company imports around 30% of the naphtha it consumes and has in the export market a permanent source for financing its projects to expand and maintain its production capacity. The maintenance of a minimum level of net liabilities in U.S. dollar is provided for in the Financial Policy of the Company.

Braskem Idesa designated all of the financing it obtained for the construction of its industrial plant to protect part of its sales to be made in the same currency as said financing, the U.S. dollar. The sales estimate are contemplated in the project that was presented to the lenders, which verified the consistency of the projection and in turn granted Braskem Idesa a financing line to be paid exclusively using the cash generated by these sales. All the commercial considerations of the project were based on market studies conducted by expert consulting firms during the feasibility-analysis phase.

4                    Risk management

Braskem is exposed to market risks arising from variations in commodity prices, foreign exchange rates and interest rates, credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable, and liquidity risks to meet its obligations from financial liabilities.

Braskem adopts procedures for managing market and credit risks that are in conformity with its Financial Policy approved by the Board of Directors on August 9, 2010. The purpose of risk management is to protect the cash flows of Braskem and reduce the threats to the financing of its operating working capital and investment programs.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

4.1              Market risks

Braskem prepares a sensitivity analysis for foreign exchange rate and interest rate risks to which it is exposed, which is presented in Note 16.4.

(a)               Exposure to commodity risks

Braskem is exposed to the variation in the prices of various commodities (naphta, PP, PE, PVC, etc.) and, in general, seeks to transfer the variations caused by fluctuations in market prices.

(b)               Exposure to foreign exchange risk

Braskem has commercial operations denominated in or pegged to foreign currencies. Braskem’s inputs and products have prices denominated in or strongly influenced by international prices of commodities, which are usually denominated in U.S. dollar. Additionally, Braskem has long-term loans in foreign currencies that expose it to variations in the foreign exchange rate between the functional currency (Brazilian real, Mexican peso and Euro) and the foreign currency, in particular the U.S. dollar. Braskem manages its exposure to foreign exchange risk through the combination of debt, financial investments, accounts receivable and raw material purchases denominated in foreign currencies and through derivative operations. Braskem’s financial policy for managing foreign exchange risks provides for the maximum and minimum coverage limits that must be observed and which are continuously monitored by its Management.

On December 31, 2014, Braskem prepared sensitivity analyses for exposures to the risk of fluctuation in U.S. dollar, as informed in Note 16.4.

(c)               Exposure to interest rate risk

Braskem is exposed to the risk that a variation in floating interest rates causes an increase in its financial expense due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in Libor. Debt denominated in local currency is mainly subject to the variation in the Long-Term Interest Rate (“TJLP”) and in the Interbank Certificate of Deposit (“daily CDI”) rate.

In the year, Braskem held swap contracts (Note 16.2.1) in which it: (i) receives the pre-contractual rate and pays the CDI overnight rate; and (ii) receives Libor and pays a fixed rate.

On December 31, 2014, Braskem prepared a sensitivity analysis for the exposure to the floating interest rates Libor, CDI and TJLP, as informed in Notes 16.4(b.1) and (b.2).

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

4.2              Exposure to credit risk

The transactions that subject Braskem to the concentration of credit risks are mainly in current accounts with banks, financial investments and trade accounts receivable in which Braskem is exposed to the risk of the financial institution or customer involved. In order to manage this risk, Braskem maintains bank current accounts and financial investments with major financial institutions, weighting concentrations in accordance with the credit rating and the daily prices observed in the Credit Default Swap market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

On December 31, 2014, Braskem held netting contracts with Banco Citibank S.A., HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Itaú BBA S.A., Banco Safra S.A., Banco Santander S.A.,  Banco Votorantim S.A., Banco West LB do Brasil S.A., Banco Caixa Geral – Brasil S.A., and Banco Bradesco S.A.  Approximately 31% of the amounts held in cash and cash equivalents (Note 5) and financial investments (Note 6) are contemplated by these agreements, whose related liabilities are accounted for under “borrowings” (Note 14). The effective netting of these amounts is possible only in the event of default by one of the parties.

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary.

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any provisions for impairment losses. On December 31, 2014, the balance of trade accounts receivable was net of allowance for doubtful accounts of R$322,831 (R$282,753 in 2013) (Note 7).

4.3              Liquidity risk

Braskem has a calculation methodology to determine operating cash and minimum cash for the purpose of, respectively: (i) ensuring the liquidity needed to comply with obligations of the following month; and (ii) ensuring that the Company maintains liquidity during potential crises. These amounts are calculated mainly based on the projected operating cash generation, less short-term debts and working capital needs.

Braskem has two revolving credit lines for the purpose of managing liquidity risks, which may be used without restrictions in the amounts of: (i) US$750 million for a period of five years as from December 2014; and (ii) US$500 million for a period of three years as from September 2014. These credit facilities enable Braskem to reduce the amount of cash it holds. As of December 31, 2014, none of these credit lines had been used.

The table below shows Braskem’s financial liabilities by maturity. These amounts are calculated from undiscounted cash flows and may not be reconciled with the balance sheet.

		Maturity
		Until	Between one and	Between two and	More than
	Note	one year	two years	five years	five years	Total

Trade payables		11,038,788				11,038,788
Borrowings		1,495,374	3,365,142	5,432,193	22,685,686	32,978,395
Project finance		40,949	668,275	1,342,785	9,514,958	11,566,967
Derivatives		95,626	(39,219)	633,602		690,009
Ethylene XXI Project Loan					792,188	792,188
Other payables	(i)	44,545	252,424			296,969
At December 31, 2014		12,715,282	4,246,622	7,408,580	32,992,832	57,363,316

(i)         Amounts payable to BNDES Participações S.A. (“BNDESPAR”) (Note 22).

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

4.4              Capital management

The ideal capital structure, according to Braskem’s Management, considers the balance between own capital and the sum of all payables less the amount of cash and cash equivalents and financial investments. This composition meets the Company’s objectives of perpetuity and of offering an adequate return to shareholders and other stakeholders. This structure also permits borrowing costs to remain at adequate levels to maximize shareholder remuneration.

Due to the impact of the U.S. dollar on the Company’s operations, the Management of Braskem believes that the own capital used for capital management purposes should be measured in this currency and on a historical basis. Moreover, the Company may temporarily maintain a capital structure that is different from this ideal. This occurs, for example, during periods of growth, when the Company may finance a large portion of its projects through borrowings, provided that this option maximizes return for shareholders once the financed projects start operating. In order to adjust and maintain the capital structure, the Management of Braskem may also consider the sale of non-strategic assets, the issue of new shares or even adjustments to dividend payments.

5                    Cash and cash equivalents

	2014	2013

Cash and banks (i)	227,237	987,824
Cash equivalents:
Domestic market	2,253,648	1,906,790
Foreign market (i)	1,512,474	1,441,245
Total	3,993,359	4,335,859

(i)         On December 31, 2014, it includes cash and banks of R$26,830 (R$656,427 in 2013) and cash equivalents of R$307,034 (R$153,448 in 2013) of the subsidiary Braskem Idesa, available for use in its project (Note 15).

Cash and cash equivalents include cash in hand, deposits held at call with banks and highly liquid investments with maturities of three months or less. They are convertible into a known amount and subject to an inmaterial risk of change in value.

Cash equivalents in Brazil are mainly represented by fixed-income instruments and time deposits held by the exclusive FIM Sol fund. The cash equivalents abroad comprise fixed–income instruments issued by first-class financial institutions (time deposit) with high market liquidity.

6                    Financial investments

		2014	2013
Held-for-trading
Investments in FIM Sol		85,573	61,670
Other		4,155	4,943
Held-to-maturity
Quotas of investment funds in credit rights		42,495	40,696
Time deposit investment			189
Investments in foreign currency	(i)	399,005	469,376
Compensation of investments in foreign currency	(i)	(399,005)	(469,376)
Total		132,223	107,498

In current assets		89,729	86,719
In non-current assets		42,494	20,779
Total		132,223	107,498

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(i)         On December 31, 2014, Braskem Holanda had financial investments held to maturity that are irrevocably offset, by an export prepayment agreement of the Braskem S.A., in the amount of US$150 million, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco. This accounting offset was carried out in accordance with IAS 32, which provide for the possibility of offsetting financial instruments when there is intent and rightfully executable right to realize an asset and settle a liability simultaneously.

7                    Trade accounts receivable

The Company’s billing period is generally 30 days; therefore, the amount of the trade accounts receivable corresponds to their fair value on the date of the sale. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds that acquire receivables. These operations are not entitled to recourse, for which reason the trade notes are written-off at the moment of the operation.

	2014	2013
Consumers
Domestic market	1,523,458	1,578,008
Foreign market	1,517,035	1,577,140
Allowance for doubtful accounts	(322,831)	(282,753)
Total	2,717,662	2,872,395

In current assets	2,692,612	2,810,520
In non-current assets	25,050	61,875
Total	2,717,662	2,872,395

The breakdown of trade accounts receivable by maturity is as follows:

	2014	2013

Accounts receivables not past due	2,256,932	2,650,938
Past due securities:
Up to 90 days	531,966	246,740
91 to 180 days	45,271	8,393
As of 180 days	206,324	249,077
	3,040,493	3,155,148
Allowance for doubtful accounts	(322,831)	(282,753)
Total customers portfolio	2,717,662	2,872,395

The changes in the balance of the allowance for doubtful accounts are presented below:

	2014	2013	2012

Balance of provision at the beginning of the year	(282,753)	(256,884)	(253,607)
Provision in the year	(81,078)	(27,333)	(53,255)
Write-offs	41,000	23,250	27,374
Write-off by investment sale			818
Transfers (of) to non-current assets held for sale		(21,786)	21,786
Balance of provision at the end of the year	(322,831)	(282,753)	(256,884)

The methodology adopted by the Company for recognizing the provision for impairment is based on the history of losses and considers the sum of (i) 100% of the amount of receivables past due for over 180 days; (ii) 50% of the amount of receivables past due for over 90 days; (iii) 100% of the amount of receivables under judicial collection (iv) all the receivables from the first renegotiation maturing within more than 24 months; and (v) 100% of the receivables arising from a second renegotiation with customers. Receivables from related parties are not considered in this calculation. This methodology is revised on an annual basis by the Management of the Company.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

8                    Inventories

	2014	2013

Finished goods	3,681,204	3,429,979
Raw materials, production inputs and packaging	1,067,512	1,113,272
Maintenance materials	247,327	230,822
Advances to suppliers	346,885	236,672
Imports in transit and other	94,206	139,562
Total	5,437,134	5,150,307

In current assets	5,368,146	5,033,593
In non-current assets	68,988	116,714
Total	5,437,134	5,150,307

Inventories are stated at the lower between the average acquisition or production cost or at the estimated retail or sales price, net of taxes, whichever is lower. The Company determines the cost of its production using the absorption method.

A portion of the final inventory of finished products and raw materials was adjusted to fair value is less than the cost of production/acquisition. This adjustment was R$83,265 (2013 – R$12,333). For this estimate, the Company considers the purchase/sale price projected for the period during which it expects to sell or consume the product. This period is determined based on the historical data for the turnover of the respective inventory.

Advances to suppliers and expenditures with imports in transit are mainly related to operations for the acquisition of raw materials.

9                    Related parties

The Company carries out transactions among themselves and with other related parties in the ordinary course of its operations and activities. The Company believes that all the conditions set forth in the contracts with related parties meet the Company’s interests. To ensure that these contracts present terms and conditions that are as favorable to the Company as those it would enter into with any other third parties is a permanent objective of Braskem’s management.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

		2014				2013				2012
		Associated companies, Jointly-controlled investment and Related companies				Associated companies, Jointly-controlled investment and Related companies				Associated companies, Jointly-controlled investment and Related companies

		Odebrecht and	Petrobras and			Odebrecht and	Petrobras and			Odebrecht and	Petrobras and
Balance sheet		subsidiaries	subsidiaries	Other	Total	subsidiaries	subsidiaries	Other	Total	subsidiaries	subsidiaries	Other	Total
Assets
Current
Cash and cash equivalents				1,486,360	1,486,360			1,396,323	1,396,323
Trade accounts receivable		4,347	104,857	33,009	142,213	440	99,018	26,503	125,961
Inventories	(i)	108,929	123,377		232,306	35,473	42,013		77,486
Related parties		55	66,375	186	66,616	78,068	46,232	187	124,487
Other				4,535	4,535	1,963		150	2,113

Non-current
Advances to suppliers		68,988			68,988	116,714			116,714
Related parties
Intracompany loan			138,501		138,501		67,348		67,348
Other receivabels							66,301		66,301
Other	(ii)					665,851			665,851
Total assets		182,319	433,110	1,524,090	2,139,519	898,509	320,912	1,423,163	2,642,584

Liabilities
Current
Trade payables		459,412	1,497,675		1,957,087	533,498	1,833,040	3,106	2,369,644
Total liabilities		459,412	1,497,675		1,957,087	533,498	1,833,040	3,106	2,369,644

Transactions
Sales of products		82,750	1,817,056	326,586	2,226,392	23,707	1,369,882	344,625	1,738,214		1,227,344	198,932	1,426,276
Purchases of raw materials, finished goods		-
services and utilities		3,631,198	18,183,600	70,700	21,885,498	284,433	15,980,040	44,265	16,308,738	276,193	16,783,645	286,963	17,346,801
Financial income (expenses)			964		964		4,525		4,525		4,304	786	5,090
General and administrative expenses
Post-employment benefits
Odebrecht previdência Privada ("Odeprev")				20,695	20,695			19,703	19,703			24,898	24,898
Gain from divestment of asset	(iii)	277,338			277,338
Total transactions		3,991,286	20,001,620	417,981	24,410,887	308,140	17,354,447	408,593	18,071,180	276,193	18,015,293	511,579	18,803,065

(i) Amount related to advances to raw material suppliers. (ii) Amount in "Property, plant and equipment", related to work in progress. (iii) Amount related to divestment in subsidiary (Note 1(a)).

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

As provided for in the Company’s bylaws, the Board of Directors has the exclusive power to decide on any contract but those related to the supply of raw materials that exceed R$5,000 per operation or R$15,000 altogether per year. This provision encompasses contracts between the Braskem S.A. and its subsidiaries and any of its common shareholders, directors of the Company, its Braskem S.A. or subsidiary or its respective related parties. Additionally, the Company has a Finance and Investment Committee that, among other things, monitors the contracts with related parties that are approved by the Board of Directors.

Pursuant to Brazilian Corporations Law, officers and directors are prohibited from: (i) performing any acts of liberality with the use of the Company’s assets and in its detriment; (ii) intervening in any operations in which these officers and directors have a conflict of interest with the Company or in resolutions in which they participate; and (iii) receiving, based on their position, any type of personal advantage from third parties, directly or indirectly, without statutory authorization or the general meeting.

The related parties that have significant relationship with the Company are as follows:

•           Construtora Norberto Odebrecht S.A. (“CNO”): subsidiary of Odebrecht

•           Odebrecht Ambiental: subsidiary of Odebrecht

•           Petrobras: shareholder of Braskem

The transactions with related parties, except wholly owned subsidiaries of the Company, are summarized below:

•           CNO:

(i)       Braskem – in May 2014, an alliance agreement was signed for maintenance services with duration of four years and estimated value of R$121 million;

(ii)     Braskem Idesa – an agreement was executed on September 28, 2012, for the engineering, procurement and construction services of the Ethylene XXI Project for an estimated value of US$3 billion and duration through 2015; and

(iii)   Braskem – the lease agreement for the floors in the building where the offices of Braskem are located in São Paulo came into force as of January 1, 2014. The agreement is worth R$226,217 and is valid through December 2028.

•           Odebrecht Ambiental:

On September 30, 2009, the Company entered into an agreement for the acquisition of reuse water with Aquapolo (a special purpose entity formed by Odebrecht Ambiental and the water utility Companhia de Saneamento Básico do Estado de São Paulo – SABESP for the production of industrial reuse water) by the plants located in the São Paulo Petrochemical Complex. The agreement is valid through 2053 and has an estimated annual value of R$65 million.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

•           Petrobras:

(i)       Naphtha

Braskem maintains an agreement with Petrobras for the acquisition of naphtha, as cited in Note 1.

(ii)     Propylene

Braskem has propylene supply agreements with Petrobras for the Company’s plants located in the Petrochemical Complexes of Triunfo, Rio de Janeiro and São Paulo. These agreements provide for the full supply of approximately 910,000 metric tons of propylene a year. The contracted propylene price is based on various international references linked to the most important markets for propylene and polypropylene, particularly the U.S., European and Asian markets.

(iii)   Ethane, propane, light refinery hydrocarbons (“HLR”) and electricity

The Company has an agreement with Petrobras for the supply of 392,500 metric tons of ethane a year, 392,500 metric tons of propane a year, 438,000 Nm³/year of HLR and 306.6 GWh of electricity a year in 2014 and 204.4 GWh a year in 2015.

(b)              Key management personnel

The Company considers “Key management personnel” to be the members of the Board of Directors and the Executive Board, composed of the CEO and vice-presidents. Not all the members of the Executive Board are members of the statutory board.

Non-current liabilities	2014	2013

Long-term incentives	-	2,333
Total	-	2,333

Income statement transactions	2014	2013	2012
Remuneration
Short-term benefits to employees and managers	35,963	35,380	35,026
Post-employment benefit	256	275	214
Long-term incentives	560	15	565
Total	36,779	35,670	35,805

(i)       In a meeting held on May 7, 2014, the Board of Directors approved the termination of the long-term incentive plan. The plan had been created in September 2005 and was not based on the Company’s shares. Through this plan, members of strategic programs could acquire securities issued by the Company called “Certificates of Investment Units”. These securities did not entitle their holder to the status of Braskem shareholder or to any rights or privileges inherent to such status, especially voting and other political rights. The amount paid to terminate the plan, including participants not designated as “Key management personnel” was R$14,002.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

10                Taxes recoverable

		2014	2013
Brazil
IPI		20,456	28,701
Value-added tax on sales and services (ICMS) - normal operations	(a)	413,066	729,500
ICMS - credits from PP&E		136,308	123,354
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	(b)	675,983	710,357
PIS and COFINS - credits from PP&E		244,194	269,006
Income tax and social contribution (IR and CSL)		692,723	536,460
REINTEGRA program	(c)	263,771	267,049
Federal supervenience	(d)	170,264	231,432
Other		9,217	51,892

Other countries
Value-added tax	(e)	547,947	572,432
Other		1,336	3,020
Total		3,175,265	3,523,203

Current assets		2,129,837	2,237,213
Non-current assets		1,045,428	1,285,990
Total		3,175,265	3,523,203

(a)               ICMS – normal operations

The Company has accumulated ICMS credits over the past few years arising mainly from domestic sales subject to deferred taxation and export sales.

The Management of the Company has been prioritizing a series of actions to maximize the use of these credits and currently does not expect losses on their realization. These include the maintenance of the terms of the agreements with the states in which the Company produces petrochemical products in order to defer the ICMS tax levied on naphtha purchases, which increases the effective monetization of the balances.

(b)               PIS and COFINS

The Company has PIS and COFINS tax credits arising materially from the incentivized domestic outflows and exports.

The realization of these credits occurs in two ways: (i) offset of overdue or falling due liabilities related to taxes levied by the Federal Revenue Service; or (ii) cash reimbursement.

(c)               REINTEGRA Program

The REINTEGRA program aims to refund to exporters the federal taxes levied on the production chain for goods sold abroad. The amount to be refunded is equivalent to 3% of all export revenue and such credits may be made in two ways: (i) by offsetting own debits overdue or undue related to taxes levied by the Federal Revenue Service; or (ii) by a cash reimbursement.

In accordance with Provisional Presidential Decree (“MP”) 601/12, the program was valid until December 31, 2013. However, MP 651/14, which was converted into Federal Law 13,043/14, determined the new starting date of the program as from October 1, 2014, similarly to what had been established by MP 601.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

In the fiscal year ended December 31, 2014, the Company recognized credits in the amount of R$65,701 (R$229,742 in 2013) and offset the amount of R$69,192 (R$180,468 in 2013). In the Statement of Operations, credits are recognized in the item “Cost of Products Sold.”

(d)               Federal supervenience

This item includes credits arising from legal discussions regarding the legality and constitutionality of various taxes and contributions in which the Company has already obtained a favorable ruling or has unquestionable jurisprudence in its favor.

(e)               Value added tax – subsidiaries abroad

On December 31, 2014, this line included:

(i)     R$16,185 from sales by Braskem Alemanha to other countries. These credits are reimbursed in cash by the local government; and

(ii)   R$483,668 from purchases of machinery and equipment for the Ethylene XXI project (Note 16). These credits will be reimbursed in cash by the local government after validating the credits according to established tax procedures. In the fourth quarter of 2014, Braskem Idesa was reimbursed in the amount of R$634,911 (US$250,454 thousand).

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

11                Investments

(a)               Information on investments

		Adjusted net profit (loss)			Adjusted
	Interest in total	for the year			equity
	capital (%) - 2014	2014	2013	2012	2014	2013

Jointly-controlled investment
Refinaria de Petróleo Riograndense S.A.("RPR")	33.20	(3,166)	1,871	24,335	125,955	124,980
Odebrecht Comercializadora de Energia S.A. ("OCE")	20.00	129	402		734	689
Propilsur	49.00	(72)	(4,445)	(556)	121,547	109,300

Associates
Borealis	20.00	7,246	5,492	16,102	174,433	166,746
Companhia de Desenvolvimento
Rio Verde ("Codeverde")	35.97	(596)	(596)	(596)	46,342	46,342

(b)               Changes in investments

			Dividends		Currency
	Balance at	Capital	and interest	Effect	translation	Balance at
	Dec/2013	increase	on equity	of results	adjustments	Dec/2014

Associates
Borealis	33,349			1,538		34,887
	33,349			1,538		34,887

Jointly-controlled investments
Propilsur	40,398			(29)	2,796	43,165
RPR	41,500			(1,050)	1,374	41,824
OCE	138	55	(3)	(42)		148
	82,036	55	(3)	(1,121)	4,170	85,137

Total	115,385	55	(3)	417	4,170	120,024

(c)                Breakdown of equity accounting results

	Consolidated
	2014	2013	2012

Equity in results of subsidiaries, associate and jointly-controlled investments	3,929	(3,223)	(22,199)
Other			(3,608)
	3,929	(3,223)	(25,807)

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(d)               Summarized information of the subsidiary not full Braskem Idesa

Balance sheet
Assets	2014	2013	Liabilities	2014	2013
Current			Current
Cash and cash equivalents	333,864	809,875	Trade payables	620,953	590,429
Inventories	238,193	116,691	Project finance	26,462	25,745
Taxes recoverable	499,173	544,420	Other payables	101,596	87,519
Other receivables	96,350	144,160		749,011	703,693
	1,167,580	1,615,146
Non-current			Non-current
Other receivables	219,010	142,699	Project finance	7,551,033	4,705,661
Property, plant and equipment	9,260,814	5,684,813	Loan agreements	2,921,275	1,481,359
	9,479,824	5,827,512	Other payables	4,210	3,479
				10,476,518	6,190,499

			Shareholders' equity	(578,125)	548,466

Total assets	10,647,404	7,442,658	Total liabilities and shareholders' equity	10,647,404	7,442,658
					-

Statement of operations			Statement of cash flows
	2014	2013		2014	2013
Gross profit	5,320	2,294	Cash flows from operating activities
Operating expenses, net	(52,834)	(31,113)	Cash generated by operating activities	812,826	(204,798)
Financial results	(420,512)	38,095	Interest paid	(336,998)	(98,272)
Profit (loss) before income tax	(468,026)	9,276	Net cash generated (used) by operating activities	475,828	(303,070)
Income tax	(83,030)	(19,911)
Loss for the year	(551,056)	(10,635)	Net cash used in investing activities	(3,465,621)	(4,052,864)
			Net cash provided by financing activities
			Project finance	1,894,507	4,562,343
			Related parties	653,118	463,859
			Capital increase		153,285
				2,547,625	5,179,487

			Exchange variation on cash	(33,843)	(61,533)

			Increase (decrease) in cash and cash equivalents	(476,011)	762,020

			Represented by
			Cash and cash equivalents at the beginning for the year	809,875	47,855
			Cash and cash equivalents at the end for the year	333,864	809,875

			Increase (decrease) in cash and cash equivalents	(476,011)	762,020

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

12                Property, plant and equipment

(a)               Change

	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total

Cost	428,908	1,830,245	25,671,115	8,832,906	936,228	37,699,402
Accumulated depreciation/depletion		(783,084)	(11,044,102)		(458,668)	(12,285,854)
Balance as of December 31, 2013	428,908	1,047,161	14,627,013	8,832,906	477,560	25,413,548

Acquisitions		28,630	107,855	4,540,352	1,779	4,678,616
Capitalized financial charges				623,162		623,162
Foreign currency translation adjustment	7,642	7,770	88,533	130,629	3,777	238,351
Transfers by concluded projects		32,373	779,078	(936,794)	125,343
Other, net of depreciation/depletion	(10)		(3,097)	(10,780)	1,736	(12,151)
Depreciation / depletion		(65,159)	(1,790,563)		(84,314)	(1,940,036)
Net book value	436,540	1,050,775	13,808,819	13,179,475	525,881	29,001,490
Cost	436,540	1,899,018	26,581,334	13,179,475	1,065,324	43,161,691
Accumulated depreciation/depletion	-	(848,243)	(12,772,515)		(539,443)	(14,160,201)
Balance as of December 31, 2014	436,540	1,050,775	13,808,819	13,179,475	525,881	29,001,490

On December 31, 2014, the main project in progress is located in Mexico, through the subsidiary Braskem Idesa (Note 15).

The financial charges are capitalized on the balance of the projects in progress using (i) an average funding rate of all borrowings; and (ii) the portion of the foreign exchange variation that corresponds to a possible difference between the average rate of financing in the internal market and the rate mentioned in item (i).

The machinery, equipment and facilities of the Company require inspections, replacement of components and maintenance in regular intervals. The Company makes shutdowns in regular intervals that vary from two to six years to perform these activities. These shutdowns can involve the plant as a whole, a part of it, or even relevant pieces of equipment, such as industrial boilers, turbines and tanks. Shutdowns that take place every six years, for example, are usually made for the maintenance of industrial plants as a whole. Expenses with each scheduled shutdown are included in property, plant and equipment items that were the subject matter of the stoppage and are fully depreciated until the beginning of the following related stoppage. The expenditures with personnel, the consumption of small materials, maintenance and the related services from third parties are recorded, when incurred, as production costs. Property, plant and equipment items are depreciated on a straight-line basis. Projects in progress are not depreciated. Depreciation begins when the assets are available for use.

Based on the analysis cited in Note 3.4(a), the Management of Braskem believes that the plants will operate at their full capacity, or close to it, within the projected period, therefore impairment tests of these assets were not necessary. The prices of products manufactured by the Company are quoted in international markets and adjust to the prices of raw materials to preserve the historical margins of the business.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

13                Intangible assets

	Goodwill
	based on			Costumers
	expected future	Brands	Software	and Suppliers
	profitability	and Patents	licenses	Agreements	Total
Cost	3,187,722	208,574	473,560	712,499	4,582,355
Accumulated amortization	(1,128,804)	(82,176)	(244,924)	(213,821)	(1,669,725)
Balance as of December 31, 2013	2,058,918	126,398	228,636	498,678	2,912,630

Acquisitions		10	30,058	201	30,269
Foreign currency translation adjustment		1,186	3,783	17,011	21,980
Other, net of amortization		3,267	(6,148)		(2,881)
Amortization		(8,951)	(50,766)	(66,553)	(126,270)
Net book value	2,058,918	121,910	205,563	449,337	2,835,728
Cost	3,187,722	213,031	497,813	729,711	4,628,277
Accumulated amortization	(1,128,804)	(91,121)	(292,250)	(280,374)	(1,792,549)
Balance as of December 31, 2014	2,058,918	121,910	205,563	449,337	2,835,728

Average annual rates of amortization		5.93%	10.04%	6.00%

The Company adopts the following accounting practice for each class of intangible assets:

(a)               Goodwill based on future profitability

The existing goodwill was determined in accordance with the criteria established by the accounting practices adopted in Brazil before the adoption of the IFRS pronouncements and represent the excess of the amount paid over the amount of equity of the entities acquired.

The Company’s goodwill was systematically amortized until December 2008. As from 2009, it has been subject to annual impairment tests in accordance with the provisions in IAS 36. On December 31, 2014, the goodwill of the Company is allocated at the CGU of UNIB-South and at the Polyolefins and Vinyls operating segments.

The CGU UNIB-South belongs to the Basic Petrochemicals operating segment, which is divided into three CGUs. The other CGU, called UNIB-Bahia and UNIB-Southeast do not have goodwill allocated.

In October 2014, Braskem conducted an impairment test of the goodwill using the value in use method (discounted cash flow) and did not identify any loss, as shown in the table below:

			Book value
	Allocated goodwill	Cash flow (CF)	(with goodwill and work capital)	CF/Book value
CGU and operating segments
CGU - UNIB - South	926,854	8,132,990	1,965,601	4.1
Operating segment - Polyolefins	939,711	23,443,616	6,130,688	3.8
Operating segment - Vinyls	192,353	4,173,987	3,452,561	1.2

The premises adopted to determine the discounted cash flow are described in Note 3.4(a).The WACC used was of 13.76% p.a..

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(b)               Sensitivity analysis

Given the potential impact on cash flows of the “discount rate” and the “growth rate in perpetuity”, Braskem conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

		-0,5% on
	+0,5% on	growth rate
	discount rate	to perpetuity
CGU and operating segments
CGU - UNIB - South	7,702,066	7,670,081
Operating segment - Polyolefins	22,400,570	22,323,151
Operating segment - Vinyls	3,986,779	3,972,884

(c)               Intangible assets with defined useful lives

(c.1)     Trademarks and patents

The technologies acquired from third parties, including those acquired through business combination, are recorded at the cost of acquisition and/or fair value and other directly attributed costs, net of accumulated amortization and provision for impairment, when applicable. Technologies that have defined useful lives and are amortized using the straight-line method based on the term of the purchase agreement (between 10 and 20 years). Expenditures with research and development are accounted for in profit or loss as they are incurred.

(c.2)     Contractual customer and supplier relationships

Contractual customer and supplier relationships arising from a business combination were recognized at fair value at the respective acquisition dates. These contractual customer and supplier relationships have a finite useful life and are amortized using the straight-line method over the term of the respective purchase or sale agreement (between 14 and 28 years).

(c.3)     Software

All software booked has defined useful life estimated between 3 and 10 years and is amortized using the straight-line method. Costs associated with maintaining computer software programs are recognized in profit or loss as incurred.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

14                Borrowings

	Annual financial charges
		Average interest (unless otherwise stated)
	Monetary restatement		2014	2013
Foreign currency
Bonds and Medium term notes (MTN)	Note 14 (a)	Note 14 (a)	11,776,438	10,432,526
Advances on exchange contracts	US dollar exchange variation	0.88%		117,132
Export prepayment	Note 14 (b)	Note 14 (b)	427,074	540,744
BNDES	Note 14 (c)	Note 14 (c)	396,439	453,065
Export credit notes	Note 14 (d)	Note 14 (d)	956,010	843,060
Working capital	US dollar exchange variation	1.59% above Libor	633,104	633,632
Other	US dollar exchange variation	4.00% above Libor		1,268
Other	Exchange variation (UMBNDES)
Other	US dollar exchange variation
Transactions costs			(260,656)	(81,375)

Local currency
Export credit notes	Note 14 (d)	Note 14 (d)	2,435,839	2,528,077
BNDES	Note 14 (c)	Note 14 (c)	3,137,035	2,464,987
BNB/ FINAME/ FINEP/ FUNDES		6.54%	762,757	658,372
BNB/ FINAME/ FINEP/ FUNDES	TJLP	0.47%	8,512	16,093
Fundo de Desenvolvimento do Nordeste (FDNE)		6.50%	51,090
Other		0.04%	26,928
Transactions costs			(14,007)	(5,090)
Total			20,336,563	18,602,491

Current liabilities			1,418,542	1,248,804
Non-current liabilities			18,918,021	17,353,687
Total			20,336,563	18,602,491

(a)                 Bonds and MTN

		Issue amount		Interest
Issue date		(US$ in thousands)	Maturity	(% per year)	2014	2013
July-1997		250,000	June-2015	9.38	149,394	152,328
January-2004		250,000	January-2014	11.75		178,897
September-2006	(i)	275,000	January-2017	8.00	165,863	305,006
June-2008	(i)	500,000	June-2018	7.25	381,567	1,000,375
May-2010	(i)	400,000	May-2020	7.00	127,945	940,780
May-2010		350,000	May-2020	7.00	939,251	828,360
October-2010	(ii)	450,000	no maturity date	7.38	1,216,348	1,072,742
April-2011		750,000	April-2021	5.75	2,009,294	1,772,070
July-2011		500,000	July-2041	7.13	1,369,631	1,207,927
February-2012		250,000	April-2021	5.75	672,005	592,666
February-2012	(ii)	250,000	no maturity date	7.38	675,749	595,968
May-2012		500,000	May-2022	5.38	1,339,601	1,181,443
July-2012		250,000	July-2041	7.13	684,815	603,964
Feb-2014	(i)	500,000	February-2024	6.45	1,363,317
May-2014	(i)	250,000	February-2024	6.45	681,658
Total		5,725,000			11,776,438	10,432,526

(i)       The Bonds issued in February and May 2014 were primarily to refinance the Bonds issued in September 2006, June 2008 and May 2010. The issues in 2014 were considered as refinancing of previous debt in accordance with IFRS 9, and hence all expenses involved in structuring the operations, including premiums paid to holders of the refinanced bonds, were deemed transaction costs. These expenses, in the amount of R$206,136 are being amortized as financial expenses on a straight-line basis over the duration of the new Bonds.

(ii)     The perpetual Bonds issued in October 2010 and February 2012 may be redeemed, at Braskem’s discretion, in full or part, at any time after October 4, 2015, at 100% of the value of the principal plus any unpaid interest. In the case of partial redemption, a minimum of US$100 million of the principal must remain outstanding.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(b)                 Export prepayments (“EPP”)

		Initial amount
		of the transaction
Issue date		(US$ thousand)	Maturity	Charges (% per year)	2014	2013
December 2010	(i)	100,000	December-2017	US dollar exchange variation + semiannual Libor + 2.47		118,505
January 2013		200,000	November-2022	US dollar exchange variation + semiannual Libor + 2.47	427,074	422,239
Total		300,000			427,074	540,744

(i)       Settled early in June 2014.

(c)                 BNDES borrowings

Projects	Issue date	Maturity	Charges (% per year)	2014	2013

Foreign currency
Other	2006	October-2016	US dollar exchange variation + 6.90	4,795	6,533
Braskem Qpar expansion	2006/2007/2008	April-2016	US dollar exchange variation + 6.75 to 6.90	6,717	10,389
Green PE	2009	July-2017	US dollar exchange variation + 6.68	32,577	39,838
Limit of credit II	2009	January-2017	US dollar exchange variation + 6.68	61,946	80,826
New plant PVC Alagoas	2010	January-2020	US dollar exchange variation + 6.68	109,077	115,082
Limit of credit III	2011	October-2018	US dollar exchange variation + 6.52 to 6.55	141,894	159,917
Butadiene	2011	January-2021	US dollar exchange variation + 6.55	39,433	40,480
				396,439	453,065

Local currency
Other	2006	September-2016	TJLP + 2.80	31,376	49,294
Braskem Qpar expansion	2006/2007/2008	February-2016	TJLP + 2.15 to 3.30	40,617	75,867
Green PE	2008/2009	June-2017	TJLP + 0.00 to 4.78	198,608	280,631
Limit of credit II	2009	January-2017	TJLP + 2.58 to 3.58	162,815	240,915
Limit of credit II	2009	January-2021	4.00 to 4.50	93,875	10,763
New plant PVC Alagoas	2010	December-2019	TJLP + 0.00 to 3.58	293,568	352,364
New plant PVC Alagoas	2010	December-2019	5.50	33,414	40,091
Limit of credit III	2011	October-2019	TJLP + 0.00 to 3.58	1,331,699	969,715
Limit of credit III	2011	October-2019	SELIC + 2.58 to 2.78	260,508	82,362
Limit of credit III	2011	November-2019	3.50 to 6.00	250,505	228,583
Butadiene	2011	December-2020	TJLP + 0.00 to 3.45	115,225	134,402
Finem	2014	March-2021	TJLP + 2.78	192,827
Finem	2014	March-2021	SELIC + 2.78	129,326
Finem	2014	March-2021	6.00	2,672
				3,137,035	2,464,987

Total				3,533,474	2,918,052

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(d)                 Export credit notes (“NCE”)

		Initial amount
Issue date		of the transaction	Maturity	Charges (% per year)	2014	2013

Foreign currency
November-2006	#####	167,014	May-2018	Us dollar exchange variation + 8.10	209,561	184,778
April-2007	#####	101,605	March-2018	Us dollar exchange variation + 7.87	135,220	119,255
May-2007	#####	146,010	May-2019	Us dollar exchange variation + 7.85	200,518	176,806
January-2008	#####	266,430	February-2020	Us dollar exchange variation + 7.30	410,711	362,221
		681,059			956,010	843,060

Local currency
April-2010	(i)	50,000	October-2021	105% of CDI	36,120	50,880
June-2010	(i)	200,000	October-2021	105% of CDI	144,481	203,521
February-2011	(i)	250,000	October-2021	105% of CDI	144,481	203,521
April-2011	(ii)	450,000	April-2019	112.5% of CDI	461,254	459,408
June-2011	(i)	80,000	October-2021	105% do CDI	57,792	81,408
August-2011	(ii)	400,000	August-2019	112.5% of CDI	404,309	403,513
June-2012	(i)	100,000	October-2021	105% of CDI	72,241	101,761
September-2012	(i)	300,000	October-2021	105% of CDI	216,722	305,282
October-2012	(i)	85,000	October-2021	105% of CDI	61,405	86,496
February-2013	(iii) e (v)	100,000	September-2017	8.00	101,161	101,183
February-2013	(iv)	50,000	February-2016	7.50		50,505
February-2013	(iii)	100,000	February-2016	8.00	101,161	101,010
February-2013	(iii) e (v)	50,000	September-2017	8.00	50,440	50,440
February-2013	(iii)	100,000	February-2016	8.00	101,096	100,923
March-2013	(iii)	50,000	March-2016	8.00	50,257	50,257
March-2013	(iv)	17,500	March-2016	8.00		17,583
August-2013	(iv)	10,000	August-2016	8.00		10,129
December-2013	(vi)	150,000	December-2016	8.00		150,257
June-2014	(iii)	50,000	June-2017	7.50	50,010
June-2014	(iii)	17,500	June-2017	8.00	17,504
June-2014	(iii)	10,000	June-2017	8.00	10,002
September-2014	-	100,000	August-2020	108% of CDI	103,579
November-2014	(iii)	150,000	November-2017	8.00	151,094
November-2014	-	100,000	April-2015	8.00	100,730
Total		2,970,000			2,435,839	2,528,077

(i)         In November 2014, the Company anticipated the installments for 2015 and 2016 of these contracts in the amount of R$290 million.

(ii)       The Company enters into swap transactions for these NCE contracts to offset the variation in the Interbank Certificate of Deposit (CDI) rate.

(iii)      The Company enters into swap transactions for these NCE contracts (67.10% to 92.70% of CDI).

(iv)      Financing settled early in June 2014.

(v)       In September 2014, these agreements were amended to change the expiration date from February 2016 to September 2017.

(vi)      Financing facility prepaid in November 2014.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(e)                 Payment schedule

The maturity profile of the long-term amounts is as follows:

	2014	2013

2015		1,121,998
2016	1,253,774	1,738,496
2017	1,528,616	1,576,790
2018	1,977,384	1,881,848
2019	1,997,887	1,479,686
2020	1,940,691	2,366,125
2021	2,947,526	2,561,516
2022	1,417,085	1,248,355
2023	7,652	1,676
2024	2,008,387	-
2025 and thereafter	3,839,019	3,377,197
Total	18,918,021	17,353,687

(f)                  Capitalized financial charges

In 2014, the Company capitalized financial charges presented in this note in the amount of R$95,542 (R$87,942 in 2013), including monetary variation and part of the exchange variation. The average rate of these charges in the year was 7.69% p.a. (7.40% p.a. in 2013).

(g)                 Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	debt 2014	guaranteed	Guarantees

BNB	March-2023	488,052	488,052	Mortgage of plants, pledge of machinery and equipment
BNDES	January-2021	3,533,474	3,533,474	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June-2020	175,741	175,741	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	August-2023	104,751	104,751	Bank surety
FINAME	February-2022	2,725	2,725	Pledge of equipment
Total		4,304,743	4,304,743

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

15                Project finance

Braskem Idesa is constructing a plant in Mexico (Ethylene XXI Project), with capacity to produce around 750 kton of high-density polyethylene and 300 kton of low-density polyethylene using ethane as feedstock. The raw material will be supplied through an agreement with PEMEX-Gás for delivery of 66,000 barrels of ethane per day for 20 years.

In line with the Company’s financial policy, the investment is being financed under the Project finance mode, whereby the project loan must be paid exclusively with the cash generated by the project itself and shareholders provide limited guarantees. Thus, this financing has the usual guarantees of this type of operation such as assets, receivables, cash generation and other rights from the project, as well commitments by shareholders to inject a limited amount of capital to provide for eventual additional costs of the project.

The financing structure was concluded in December 2012, at the ratio of 70% debt and 30% equity. The total financing contracted to meet construction expenses and start project operation was US$3,193,095 thousand. In 2014, a total of R$1,894,507 (US$848,123 thousand) was released.

In 2014, Braskem Idesa capitalized the interest on this financing in the amount of R$527,620 (R$274,586 in 2013). The average rate of charges in the year was 7.76% p.a.

The breakdown of charges and final maturities is as follows:

	US$ thousands
Identification	Contract value	Value received	Maturity	Charges (% per year)	2014	2013
Project finance I	700,000	643,626	February-2027	Us dollar exchange variation + quarterly Libor + 3.25	1,716,943	1,141,515
Project finance II	210,000	141,637	February-2027	Us dollar exchange variation + 6.17	378,992	121,387
Project finance III	600,000	519,801	February-2029	Us dollar exchange variation + 4.33	1,388,166	621,410
Project finance IV	660,000	658,298	February-2029	Us dollar exchange variation + quarterly Libor + 3.88	1,757,438	1,298,791
Project finance V	400,000	367,787	February-2029	Us dollar exchange variation + quarterly Libor + 4.65	982,688	653,288
Project finance VI	90,000	57,624	February-2029	Us dollar exchange variation + quarterly Libor + 2.73	153,762	79,630
Project finance VII	533,095	490,163	February-2029	Us dollar exchange variation + quarterly Libor + 4.64	1,311,104	866,581
Transactions costs					(111,598)	(51,196)
Total	3,193,095	2,878,936			7,577,495	4,731,406

Current liabilities					26,462	25,745
Non-current liabilities					7,551,033	4,705,661
Total					7,577,495	4,731,406

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

The maturity profile of this long-term financing, by year of maturity, is as follows:

	2014	2013

2016	137,360	85,068
2017	417,129	254,883
2018	511,886	313,944
2019	533,244	327,391
2020	630,543	389,584
2021	722,211	447,535
2022	603,387	377,156
2023	797,728	493,770
2024	863,811	534,866
2025 and thereafter	2,333,734	1,481,464
Total	7,551,033	4,705,661

16                Financial instruments

16.1          Non-derivative financial instruments measured at fair value

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	2014	2013	2014	2013

Cash and cash equivalents	5
Cash and banks				227,237	987,824	227,237	987,824
Financial investments in Brazil		Held-for-trading	Level 2	1,146,880	687,938	1,146,880	687,938
Financial investments in Brazil		Loans and receivables		1,106,768	1,218,852	1,106,768	1,218,852
Financial investments abroad		Held-for-trading	Level 2	1,512,474	1,441,245	1,512,474	1,441,245
				3,993,359	4,335,859	3,993,359	4,335,859

Financial investments	6
FIM Sol investments		Held-for-trading	Level 2	85,573	61,670	85,573	61,670
Other		Held-for-trading	Level 2	4,155	3,773	4,155	3,773
Investments in foreign currency		Held-to-maturity			189		189
Shares		Held-for-trading	Level 1		1,170		1,170
Quotas of receivables investment fund		Held-to-maturity		42,495	40,696	42,495	40,696
				132,223	107,498	132,223	107,498

Trade accounts receivable	7			2,717,662	2,872,395	2,717,662	2,872,395

Related parties credits	9	Loans and receivables		205,117	258,136	205,117	258,136

Trade payables				10,852,410	10,421,687	10,852,410	10,421,687

Borrowings	14
Foreign currency - Bond			Level 1	11,776,438	10,432,526	11,900,361	10,241,359
Foreign currency - other borrowings				2,412,627	2,588,901	2,412,627	2,588,901
Local currency				6,422,161	5,667,529	6,422,161	5,667,529
				20,611,226	18,688,956	20,735,149	18,497,789

Project finance	15			7,689,093	4,782,602	7,689,093	4,782,602

Ethylene XXI Project Loan	18			792,188	370,420	792,188	370,420

Other payables	22			296,969	275,743	296,969	275,743

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(a)               Fair value

The fair value of financial assets and liabilities is estimated as the amount for which a financial instrument could be exchanged in an arm’s length transaction and not in a forced sale or settlement. The following methods and assumptions were used to estimate the fair value:

(i)      Held-for-trading and available-for-sale financial assets are measured in accordance with the fair value hierarchy (Level 1 and Level 2), with inputs used in the measurement processes obtained from sources that reflect the most recent observable market prices.

(ii)    Trade accounts receivable and trade payables approximate their respective carrying amount due to the short-term maturity of these instruments.

(iii)  The fair value of borrowings is estimated by discounting future contractual cash flows at the market interest rate, which is available to Braskem in similar financial instruments.

(iv)  The fair values of the remaining assets and liabilities correspond to their book value.

(b)               Fair value hierarchy

The Company adopts IFRS 7 for financial instruments that are measured in the balance sheet; this requires disclosure of measurements by level of the following fair value measurement hierarchy:

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

16.2          Financial hedge instruments designated and not designated for hedge accounting

16.2.1    Changes

			Operation characteristics
		Fair value	Principal exposure		Balance at	Change in	Financial	Balance at
Identification	Note	hierarchy		Derivatives	2013	fair value	settlement	2014

Non-hedge accounting transactions
Commodity swap - Naphtha	0	Level 2	Fixed price	Variable price	(470)	5	465
Exchange swap	0	Level 2	Argentine peso	Dollar		1,383		1,383
Interest rate swaps	16.2.1 (a.i)	Level 2	Fixed rate	CDI	20,751	(12,966)	10,803	18,588
Deliverable Forward	0	Level 2	Euro	Dollar	(5,022)	2,448	4,804	2,230
					15,259	(9,130)	16,072	22,201

Hedge accounting transactions
Exchange swap	16.2.1 (b.i)	Level 2	CDI	Dollar+Interests	367,559	224,583	(31,314)	560,828
Commodity swap - ethylene	0	Level 2	Variable price	Fixed price	(69)	(72)	141
Commodity swap - PGP	0	Level 2	Fixed price	Variable price	(59)	(132)	191
Interest rate swaps	0	Level 2	Libor	Fixed rates	(110,253)	78,362	35,433	3,542
Deliverable Forward	16.2.1 (c.i.i)	Level 2	Mexican peso	Dollar	47,280	19,567	(36,314)	30,533
					304,458	322,308	(31,863)	594,903

Derivatives operations
Current assets					(34,101)			(33,555)
Non current assets					(137,345)			(39,350)
Current liabilities					95,123			95,626
Non current liabilities					396,040			594,383
					319,717			617,104

The counterparties in these contracts are daily monitored based on the analysis of their respective ratings and Credit Default Swaps – CDS. Braskem has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guarantee margin from the counterparties it deems convenient.

Financial instruments designated and not designated for hedge accounting are presented in the balance sheet at their fair value in an asset or liability account depending on whether the fair value represents a positive or a negative balance to Braskem, respectively. Financial instruments are necessarily classified as "held-for-trading". The regular changes in the fair value are recognized as financial income or expense in the period in which they occur, except when designated and qualified for hedge accounting.

All financial instruments held at December 31, 2014 were contracted on Over the Counter - OTC markets with large financial counterparties under global derivative contracts in Brazil or abroad and its fair value is classified as Level 2.

Braskem’s Financial Policy provides for a continuous short-term hedging program for foreign exchange rate risk arising from its operations and financial items. The other market risks are addressed on a case-by-case basis for each transaction. In general, Braskem assesses the need for hedging in the analysis of prospective transactions and seeks to customize the hedge for each operation and keeps it in place for the whole period of the hedged transaction.

Braskem may elect derivatives for the application of hedge accounting in accordance with IAS 39-32 and IFRS 7. The hedge designation is not mandatory. In general, Braskem will elect to designate financial instruments as hedges when the application is expected to provide a significant improvement in the presentation of the offsetting effect on the changes in the hedged items.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

The effective portion of the changes in the fair value of hedge derivatives and of the exchange variation of financial liabilities designated and qualified as sales flow hedge is recognized in equity, under “other comprehensive income”. These amounts are transferred to profit or loss for the periods in which the hedged item affects the financial results. The ineffective portion is recognized immediately in the statement of operations as “financial result”.

When a hedge instrument matures or is sold or when it no longer meets the criteria for hedge accounting, it is prospectively discontinued and any cumulative gain or loss in equity remains in equity and is recognized in financial result when the hedged item or transaction affects profit or loss. If the hedged item or transaction is settled in advance, discontinued or is not expected to occur, the cumulative gain or loss in equity is immediately transferred to financial result.

(a)               Non-hedge accounting transactions

The Company has operations that were not designated as hedge accounting, when the relation between the instrument and the object is already fairly stated in the Company’s profit or loss.

The regular changes in the fair value of these swaps are recorded as financial income or expenses in the same period in which they occur.

Derivatives not designated as hedge instruments are classified as current assets or liabilities. Changes in the fair value of these derivative instruments are recognized immediately in the statement of operations under “financial results”.

(a.i)     Interest rate swap linked to NCE

            The Braskem S.A. has contracted financing facilities in the form of NCE (Note 14(d)) with fixed interest payments. Considering that the cash in Brazilian real is largely invested in the overnight rate (CDI)-indexed investments, the company contracted swaps to match financial charges with cash yields.

Identification		Hedge	Maturity		Fair value
	Nominal value	(interest rate)		2014	2013
Swap NCE I	100,000	90.65% CDI	February-2016	3,576	4,086
Swap NCE II	50,000	88.20% CDI	February-2016	1,879	2,243
Swap NCE III	100,000	92.64% CDI	February-2016	3,773	4,435
Swap NCE IV	50,000	92.70% CDI	February-2016	1,928	2,315
Swap NCE V	100,000	91.92% CDI	February-2016	3,781	4,407
Swap NCE VI	50,000	92.25% CDI	March-2016	1,911	2,310
Swap NCE VII	17,500	91.10% CDI	March-2016	640	765
Swap NCE VIII	10,000	77.52% CDI	August-2016	241	190
Swap NCE IX	50,000	68.15% CDI	December-2016	360
Swap NCE X	50,000	67.15% CDI	December-2016	251
Swap NCE XI	50,000	67.10% CDI	December-2016	248
Total	627,500			18,588	20,751

Derivatives operations
Current liabilities				18,588	20,751
Total				18,588	20,751

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(b)               Hedge accounting transactions

(b.i)     Swaps related to NCE

In line with the Company’s risk management strategy and based on its financial policy, the Management contracted swap operations to offset the interest rate and currency risks arising from the financings mentioned in Note 14(d), by maintaining its exposure to long-term financial liabilities in the U.S. dollar.

Identification				Hedge	Maturity	Fair value
		Nominal value	US$ mil	interest rate per year		2014	2013
Swap NCE I	(i)	200,000	122,100	6.15%	August 2019	155,961	101,904
Swap NCE II	(i)	100,000	60,187	6.15%	August 2019	75,373	48,414
Swap NCE III	(i)	100,000	59,588	6.15%	August 2019	73,565	46,642
Swap NCE IV		100,000	56,205	5.50%	April 2019	57,906	39,005
Swap NCE V		100,000	56,180	5.50%	April 2019	57,831	38,939
Swap NCE VI		150,000	82,372	5.43%	April 2019	80,506	52,745
Swap NCE VII		100,000	58,089	4.93%	April 2019	59,686	39,910
Total		850,000	494,721			560,828	367,559

Derivatives operations
Current assets	(33,555)	(28,481)
Non current liabilities	594,383	396,040
Total	560,828	367,559

(i)       Over the course of 2014, the Company as part of its financial strategy assigned the respective derivatives to a new counterparty and as a result, it made a new designation for hedge accounting.The Company,

(b.ii)     Non-derivative liabilities designated to export hedge accounting

(b.ii.i)   Future exports in U.S. dollars

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports will be offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results.

Hedged exports amounted to US$6,757,231, as shown below:

Total nominal value
US$ thousands

2016	839,447
2017	829,685
2018	787,894
2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,372
2024	688,853
6,757,231

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

The Company considers these exports in the selected period (2016/2024) as highly probable, based on the following factors:

  In the last five years, Braskem S.A. exported an average US$2,4 billion per year, which represents around 3 to 4 times the annual exports of the hedged exports.
  Hedged exports represent between 20% and 30% of the export flows planned by the Company.
  The exports of the Company are not sporadic or occasional, but constitute an integral part of its strategy and of the petrochemical business, in which competition is global.

On December 31, 2014, the original maturities of the financial liabilities designated as this hedge, within the scope of the consolidated balance sheet, were as follows:

Total nominal value
US$ thousands

2015	2,458,717
2016	33,576
2017	87,103
2018	1,139,510
2019	183,684
2020	567,677
2021	1,016,964
2022	520,000
2024	750,000
6,757,231

As the preceding chart shows, a portion of export flows has longer maturities than the financial liabilities that hedge them. To ensure the continuity of the proposed relationship, the Company, in keeping with its hedge strategy, plans to refinance and/or substitute these hedge instruments to adjust them to the schedule and value of the hedged exports. In this regard, the financing facilities considered in the hedge position (export credit notes, bonds and export prepayment agreements) will be renegotiated in accordance with the needs of the Company and in line with its strategy The Company may also substitute financing facilities designated as hedge, always seeking to maintain the proposed protection. Trade payables, especially naphtha, were also considered in the transaction. The rollover or substitution of these liabilities are also considered in the strategy of this hedge. The rollover or replacement of the hedge instrument are provided for in IAS 39(paragraph 91). It is important to note that the long period of export flows does not affect the ability of the Company to rollover and/or refinance its liabilities. If the refinancing and/or rolling over of these liabilities does not occur, the exchange variation related to the period in which the hedge was in effect will be recorded under “other comprehensive income” until the exports are realized.

Given favorable market conditions, the Company may prepay or lengthen the maturity of designated liabilities to beyond the periods of the hedged exports. If these transactions do come to occur and cause any inefficiency to the hedge position, they must be discontinued due to their ineffectiveness. In this case, the exchange variation related to the period in which the hedge was effective will be recorded under “other comprehensive income” until the exports are realized.

For the purposes of analyzing the prospective and retroactive effectiveness of the transactions, the Company used the dollar offset and volatility reduction methods, respectively.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(b.ii.ii)   Liabilities related to the Project Finance of future sales in U.S. dollar

On October 1, 2014, Braskem Idesa designated its liabilities related to Project Finance, denominated in U.S. dollar, as hedge instruments to protect highly probably future sales flows. Therefore, the impact of exchange variation on future cash flows in U.S. dollar derived from these sales in dollar will be offset by the exchange variation on the designated liabilities, partially eliminating the volatility in the results of the subsidiary.

The Management of Braskem Idesa believes these exports are highly probable, based on the following:

  The hedged flow corresponds to only 13.5% of the planned revenue flow of the project over the designated period.
  The financing was obtained through a Project Finance structure and will be paid exclusively through the cash generation of the project (Note 15). Therefore, the existence of the debit is directly associated with the highly probable nature of the future sales in U.S. dollar.
  In Mexico, domestic sales can be made in U.S. dollar. As part of its commercial strategy, Braskem Idesa began, in 2013, to sell in the domestic market products imported from Brazil and other countries (“pre-marketing”). Confirming the feasibility of invoicing sales in the domestic market in U.S. dollar, virtually all of the sales in the pre-marketing phase are being carried out in said currency.
  The plant will supply products mainly to Mexico, a market characterized by a shortfall of polyethylene and the supply of feedstock at prices below the reference price adopted by its main competitors. These factors favor its sales in the market.

On December 31, 2014, hedged sales and the maturities of financial liabilities amounted to US$2,878,936 thousand and were distributed as follows:

Total nominal value
US$ thousands

2016	60,862
2017	165,217
2018	200,138
2019	206,844
2020	240,596
2021	273,942
2022	229,136
2023	300,853
2024	324,902
2025	322,097
2026	278,065
2027	136,576
2028	111,765
2029	27,943
2,878,936

For the purposes of analyzing the prospective and retroactive effectiveness of the transactions, the Company used the dollar offset and volatility reduction coefficient methods, respectively.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(c)               Hedge operations by Braskem Idesa related to project finance

The hedge operations of Braskem Idesa follow the same mode as project finance, whereby the project loan must be paid exclusively with the cash generated by the project itself and shareholders provide limited guarantees (limited recourse project finance) (Note 15).

(c.i)      Operations designated for hedge accounting

(c.i.i)    Currency futures contract– Mexican Peso

Braskem Idesa contracted currency purchase transactions through futures contracts to hedge its future obligations in Mexican peso (local trade payables, payroll, taxes and etc.). Since the cash of this subsidiary is maintained in U.S. dollar, these operations were contracted to ensure cash flow balance.

Identification	Nominal value	Hedge	Maturity		Fair value
	US$ thousands	(foreign exchange)		2014	2013
Deliverable Forward	41,020	12.6185	jan-2014		3,620
Deliverable Forward	35,453	12.5394	feb-2014		3,815
Deliverable Forward	39,206	12.5926	mar-2014		4,065
Deliverable Forward	54,084	12.8643	apr-2014		3,468
Deliverable Forward	52,182	12.9268	jun-2014		3,164
Deliverable Forward	51,191	12.8909	jun-2014		3,624
Deliverable Forward	46,889	12.8789	jul-2014		3,612
Deliverable Forward	45,959	12.9465	sep-2014		3,281
Deliverable Forward	36,561	12.9044	sep-2014		2,988
Deliverable Forward	37,215	12.9570	oct-2014		2,923
Deliverable Forward	31,908	12.9465	dec-2014		2,707
Deliverable Forward	28,169	12.9881	dec-2014		2,344
Deliverable Forward	23,381	12.9518	feb-2014	7,723	2,202
Deliverable Forward	29,047	13.1969	mar-2015	8,485	1,788
Deliverable Forward	18,625	13.0980	mar-2015	5,841	1,519
Deliverable Forward	10,230	13.0490	apr-2015	3,334	961
Deliverable Forward	5,897	13.1167	jun-2015	1,878	525
Deliverable Forward	7,014	13.4329	jun-2015	1,947	317
Deliverable Forward	2,245	13.2538	jul-2015	708	176
Deliverable Forward	1,847	13.1486	aug-2015	617	181
Total	598,123			30,533	47,280

Derivatives operations
Current liabilities				30,533	47,280
Total				30,533	47,280

(d)               Estimated maximum loss

The value at risk of the derivatives held by Braskem as of December 31, 2014, which is defined as the loss that could result in one month with a 5% probability and under normal market conditions, was estimated at US$54,404  thousand for the foreign exchange NCE swap (Note 16.2.1 (b.i)) and at R$1,206 for the interest rate NCE swap (Note 16.2.1 (a.i)).

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

16.3          Credit quality of financial assets

(a)               Trade accounts receivable

Virtually none of Braskem’s clients have risk ratings assigned by credit rating agencies. For this reason, Braskem developed its own credit rating system for all accounts receivable from domestic clients and for part of the accounts receivable from foreign clients. Braskem does not apply this rating to all of its foreign clients because most accounts receivable from them are covered by an insurance policy or letters of credit issued by banks. On December 31, 2014, the credit ratings for the domestic market were as follows:

				(%)
			2014	2013
1	Minimum risk		5.09	16.56
2	Low risk		40.23	32.61
3	Moderate risk		30.81	23.54
4	High risk		23.15	26.26
5	Very high risk	(i)	0.72	1.03

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators for the periods ended:

	Last 12 months
	Domestic market	Export market

December 31, 2014	0.65%	0.18%
December 31, 2013	0.14%	0.13%
December 31, 2012	0.28%	0.37%

(b)               Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

	2014	2013
Financial assets with risk assessment
AAA	3,765,527	3,436,378
AA	65,304	93,955
A+	53,229
A	180,233	865,105
A-	13,648	1,485
	4,077,941	4,396,923
Financial assets without risk assessment
Quotas of investment funds in credit rights (i)	42,495	40,696
Sundry funds (ii)	3,056	3,773
Other financial assets with no risk assessment	2,090	1,965
	47,641	46,434

Total	4,125,582	4,443,357

(i)         Financial assets with no internal or external ratings and approved by the Management of the Company.

(ii)       Investment funds with no internal and external risk assessment whose portfolio is composed of assets from major financial institutions and that comply with Braskem’s financial policy.

Braskem’s financial policy determines “A-” as the minimum rating for financial investments.

16.4          Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)               Selection of risks

On December 31, 2014, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Libor floating interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)               Selection of scenarios

In accordance with CVM Instruction No. 475/08, Braskem included three scenarios in the sensitivity analysis, with one that is probable and two that represent adverse effects to the Company. In the preparation of the adverse scenarios, only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions, was considered. The overall impacts on Braskem’s operations, such as those arising from the revaluation of inventories and revenue and future costs, were not considered. Since Braskem manages its exposure to foreign exchange rate risk on a net basis, adverse effects from depreciation in the Brazilian real in relation to the U.S. dollar can be offset by opposing effects on Braskem’s operating results.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(b.1)    Probable scenario

The Market Readout published by the Central Bank of Brazil on December 26, 2014 was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate and the CDI interest rate, using the reference date of December 31, 2014. The Focus market readout presents the findings of a market survey covering the forecasts made by financial and non-financial institutions. According to Focus, at the end of 2015 the U.S. dollar will have gained 5.41% against the real compared to end-2014, and the CDI rate will reach 12.50%.

The probable scenario for the TJLP is an increase of 0.50% from the current rate of 5%, in line with the scale of the government’s most recent decisions to increase or decrease the rate, whereas the CDI rate is expected to increase 0.75% by end-2015. Focus does not publish forecasts for the Libor interest rate. Hence, to determine the probable scenario, Braskem considered a 5% increase over current market levels.

(b.2)    Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario.

		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds and MTN	(624,353)	(2,883,181)	(5,766,363)
BNDES	(21,462)	(99,110)	(198,220)
Working capital / structured operations	(86,031)	(397,278)	(794,557)
Export prepayments	(22,203)	(102,533)	(205,066)
Project finance	(410,227)	(1,894,374)	(3,788,747)
Financial investments abroad	79,834	368,662	737,324
Swaps	(79,593)	(287,956)	(655,504)

Mexican peso/U.S. dollar exchange rate
Deliverable Forward	(5,510)	(45,897)	(76,512)

Libor floating interest rate
Working capital / structured operations	(1,928)	(9,639)	(19,277)
Export prepayments	(3,128)	(15,641)	(31,281)

CDI interest rate
Swaps Export credit notes	(32,762)	(133,723)	(282,682)
Swaps NCE	(24,808)	(100,210)	(208,865)
Agricultural credit note	(21,873)	(90,999)	(197,475)
Foreign loans / other in local currency	(2,692)	(10,732)	(21,987)
Financial investments in local currency	18,956	74,289	148,696

	Probable	Possible adverse	Extreme adverse
Instrument / Sensitivity	5.5%	6.0%	6.5%

TJLP interest rate
BNDES	(43,070)	(86,715)	(130,939)

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

17                Taxes payable

		2014	2013

Brazil
IPI		53,536	81,282
Income tax and social contribution		31,474	52,226
ICMS		99,328	120,941
Federal tax payment program - Law 11,941/09	(a)		1,024,127
Other		45,177	68,295

Other countries
Other		4,576	1,428
Total		234,091	1,348,299

Current liabilities		203,392	445,424
Non-current liabilities		30,699	902,875
Total		234,091	1,348,299

(a)               Installment payments under Federal Law 11,941/09

In November 2014, Braskem fully settled the outstanding balance of this installment payment program, in the amount of R$1,022,698, which included R$71,754 in new contingencies included in the program of November and recorded in “Other operating income (expenses), net.” The conditions for this transaction were established by Federal Law 13,043/14. This prepayment generated a discount of R$95,191, which was broken down and recorded as follows: (i) R$79,636 under “Other operating income and expenses;” and (ii) R$15,555 under “Financial income.” After the deduction, the outstanding balance was paid with (i) R$238,438 in cash; and (ii) R$689,069 in tax credits held by the Braskem S.A. and its subsidiaries. The use of the credits of the subsidiaries led to the recording of R$98,263 under “Other operating income (expenses), net.”

18                Ethylene XXI Project Loan

The contribution made by the shareholders to the Braskem Idesa project (Note 15) can be made via capital or subordinated loan (loan). This loan is owed to the non-controlling shareholder of Braskem Idesa, and will be paid exclusively with the cash generation from the project.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

19                Income tax (“IR”) and social contribution (“CSL”)

19.1          Reconciliation of the effects of income tax and social contribution on profit or loss

	2014	2013	2012

Income (loss) before IR and CSL and after discontinued operations	1,178,565	963,948	(1,802,963)

IR and CSL at the rate of 34%	(400,712)	(327,742)	613,007

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	23,815	(1,096)	(7,548)
Effects from pre-payment of taxes	41,046	8,539	27,374
IR and CSL accrued in previous years		1,236	1,652
Other permanent adjustments	(116,413)	(137,847)	5,313

Effect of IR and CSL on results of operations	(452,264)	(456,910)	639,798

Breakdown of IR and CSL:

Current IR and CSL / continued operations	(57,806)	(45,218)	(29,165)
Current IR and CSL	(57,806)	(45,218)	(29,165)

Deferred IR and CSL / continued operations	(394,458)	(411,692)	812,276
Deferred IR and CSL / discontinued operations			(143,313)
Deferred IR and CSL	(394,458)	(411,692)	668,963

Total	(452,264)	(456,910)	639,798

(i)       Includes the impact from the difference between the tax rates of the countries of the subsidiaries and the tax rate in Brazil (34%) used for the calculation of this note.

The nominal income tax (IR) rates of subsidiaries abroad differ from those in Brazil, of 34% (IR – 25% and CSL 9%), as shown below:

	Official rate - %
	Headquarters
	(Country)	2014

Direct and Indirect subsidiaries
Braskem America and Braskem America Finance	USA	35.00
Braskem Argentina	Argentina	35.00
Braskem Austria and Braskem Austria Finance	Austria	25.00
Braskem Alemanha	Germany	31.90
Braskem Idesa, Braskem Idesa Serviços, Braskem México and Braskem México Serviços	Mexico	30.00
Braskem Holanda	Netherland	25.00
Petroquímica Chile	Chile	20.00
Braskem Espanha	Spain	30.00
Norfolk	Uruguay	25.00

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

19.2          Deferred income tax and social contribution

The income tax (“IR”) and social contribution (“CSL”) recorded in the year are determined on the current and deferred tax basis. These taxes are calculated on the basis of the tax laws enacted at the balance sheet date in the countries where the Company operates and are recognized in the statement of operations, except to the extent they relate to items recorded in equity.

Deferred income tax and social contribution are recognized on the following bases: (i) tax losses and social contribution tax loss carryforwards; (ii) temporarily non-taxable and nondeductible income and expenses, respectively; (iii) tax credits and expenses that will be reflected in the books in subsequent periods; and (iv) asset and liability amounts arising from business combinations that will be treated as income or expenses in the future and that will not affect the calculation of income tax and social contribution.

(a)               Breakdown of and changes in deferred IR and CSL

					Consolidated
Assets	As of December 31, 2013	Impact on the P&L	Impact on the equity	Use for settlement Federal tax payment program - Law 11,941/09	As of December 31, 2014
Tax losses (IR) and negative base (CSL)	1,015,587	19,625		(590,806)	444,406
Goodwill amortized	12,065	(4,654)			7,411
Exchange variations	791,508	511,293			1,302,801
Temporary adjustments	408,233	329,932	51,165		789,330
Business combination	232,039	(44,180)			187,859
Pension plan	61,927	42,300			104,227
Deferred charges - write-off	37,971	(13,117)			24,854
Investments in subsidiaries	94,276	(94,276)
	2,653,606	746,923	51,165	(590,806)	2,860,888

Liabilities

Amortization of goodwill based on future profitability	643,050	56,129			699,179
Tax depreciation	541,325	152,714			694,039
Exchange variations		(1,273)			(1,273)
Temporary differences	426,186	(16,972)	7,016		416,230
Business combination	585,250	(352,949)			232,301
Write-off negative goodwill of incorporated subsidiaries	1,187	(593)			594
Additional indexation PP&E	140,157	(15,395)			124,762
Hedge accounting		889,752	(889,752)
Amortization of fair value adjustments on the assets from the acquisiton of Quattor		313,422			313,422
Other	56,543	116,546	(58,171)		114,918
	2,393,698	1,141,381	(940,907)		2,594,172

Net	259,908	(394,458)	992,072	(590,806)	266,716

Assets presented in Balance Sheet	1,123,313				870,206
(-) Liabilities presented in Balance Sheet	863,405				603,490
	259,908				266,716

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(b)               Net balance of deferred income and social contribution tax assets and liabilities

(c)

		2014
	Headquarters		IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem S.A.	Brazil	2,328,160	(1,834,857)	493,303
Braskem Argentina	Argentina	3,772		3,772
Braskem Alemanha	Germany	88,999		88,999
Braskem Idesa	Mexico	231,504	(52,463)	179,041
Quantiq	Brazil	8,393	(1,392)	7,001
Braskem Petroquímica - business combination effects	Brazil	98,090		98,090
		2,758,918	(1,888,712)	870,206
Liabilities
Braskem Petroquímica - business combination effects	Brazil		(150,951)	(150,951)
Braskem Petroquímica	Brazil	101,919	(149,897)	(47,978)
Petroquímica Chile	Chile	51	(84)	(33)
Braskem America	USA		(404,528)	(404,528)

		101,970	(705,460)	(603,490)

		2013
	Headquarters		IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem S.A.	Brazil	1,769,683	(1,095,410)	674,273
Braskem Argentina	Argentina	5,552		5,552
Braskem Alemanha	Germany	67,910		67,910
Braskem Idesa	Mexico	57,613	(52,554)	5,059
Braskem Petroquímica	Brazil	215,348	(129,022)	86,326
Braskem Qpar	Brazil	390,017	(253,307)	136,710
Petroquímica Chile	Chile	123		123
IQAG	Brazil	23		23
Quantiq	Brazil	5,069		5,069
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil	142,268		142,268
		2,653,606	(1,530,293)	1,123,313

Liabilities
Braskem Qpar e Braskem Petroquímica - efeitos combinação de negócios	Brazil		(501,699)	(501,699)
Braskem America	USA		(361,706)	(361,706)
			(863,405)	(863,405)

The tax losses and negative social contribution bases do not expire under the Brazilian taxation regime, as do tax losses in Germany.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(c)        Realization of deferred income tax and social contribution

		Balance at	Realization
		December 31,		2016 and	2018 and	2020
Assets	Note	2014	2015	2017	2019	thereafter

Tax losses (IR) and negative base (CSL)	3.1	444,406	28,561	161,788	159,966	94,091
Goodwill amortized		7,411	1,358	2,242	1,188	2,623
Exchange variations	(i)	1,302,801				1,302,801
Temporary adjustments	(ii)	789,330	347,670	18,950	12,504	410,206
Business combination	(iii)	187,859				187,859
Pension plan	(iv)	104,227	104,227
Deferred charges - write-off	(v)	24,854	11,055	13,799
Total assets		2,860,888	492,871	196,779	173,658	1,997,580

Liabilities

Amortization of goodwill based on future profitability	(vi)	699,179				699,179
Tax depreciation	(vii)	694,039				694,039
Exchange variations		(1,273)	(1,273)
Temporary differences	(viii)	416,230	43,197	86,395	87,664	198,974
Business combination	(ix)	232,301	16,063	32,126	32,126	151,986
Write-off negative goodwill of incorporated subsidiaries		594	297	297
Additional indexation PP&E	(x)	124,762	12,490	24,980	24,980	62,312
Amortization of fair value adjustments on the assets from the acquisiton of Quattor	(ix)	313,422	72,087	72,087	72,087	97,161
Other		114,918				114,918
Total liabilities		2,594,172	142,861	215,885	216,857	2,018,569

Net		266,716	350,010	(19,106)	(43,199)	(20,989)

Basis for constitution and realization:

(i)         Exchange variation of assets and liabilities denominated in foreign currency, whose tax realization is recognized upon their receipt or settlement.

(ii)       Accounting expenses not yet deductible for calculating income tax and social contribution, whose recognition for tax purposes occurs in subsequent periods.

(iii)      Refers to: tax-related goodwill, and contingencies recognized from business combinations. Tax realization of goodwill will occur upon the merger of the investments and contingencies arising from write-offs due to the settlement or reversal of the processes involved.

(iv)     Provision for the Petros Copesul plan (Note 21), with realization projected for 2015.

(v)       Amounts constituted based on the deferred assets written off due to the adoption of Law 11,638/07. Tax realization is based on the application of the amortization rate used prior to the adoption of this law.

(vi)     Goodwill for the future profitability of the merged companies not amortized since the adoption of Law 11,638/07. Tax realization is associated with the impairment or realization of assets related to goodwill.

(vii)    Difference between the accounting and tax depreciation rates in accordance with Normative Rule 1 of July 29, 2011.

(viii)  Revenues whose taxation will occur in subsequent periods.

(ix)     Fair value adjustments on property, plant and equipment and intangible assets identified in business combinations, whose tax realization is based on the depreciation and amortization of these assets.

(x)       Adjustments to the additional indexation of property, plant and equipment, whose tax realization is based on the depreciation of assets.

According to tax laws, which limit to 30% in Brazil and 60% in Germany, the amount of tax loss and negative social contribution base to be offset using the taxable income of each year, and considering the known impacts on the position of deferred taxes, the Company estimates that it will be necessary to generate taxable income of around R$4,032,409 in the following years to realize its deferred tax assets on the tax losses registered on December 31, 2014.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

Annually, the Company revises its projection of taxable income based on the business plan (Note 3.1). If this projection indicates that the taxable income will not be sufficient to absorb the deferred taxes, the amount corresponding to portion of the asset that will not be recovered is written off.

19.3          Federal Law 12,973/14

Federal Law 12,973 of May 13, 2014, which converts Provisional Presidential Decree 627 of November 11, 2013, revoked the Transitional Tax System (RTT) and included additional measures, the main ones being:  (i) changes in the federal tax laws related to income and social contribution, PIS/PASEP and COFINS taxes in order to align tax accounting with corporate accounting; (ii) provisions on the calculation of interest on capital payable; (iii) considerations on investments valued using the equity accounting method; (iv) provision regarding the tax treatment of dividends calculated based on the results in the period from January 2008 to December 2013; and (v) new rules on taxation of profits earned abroad. The provisions in this law are applicable as from 2015, except in the event of early adoption as form 2014.

Later, in the fourth quarter of 2014, Brazil’s Federal Revenue Service issued a few normative instructions to regulate the provisions of Federal Law 12,973/14, notable among them being IN RFB 1,515/14, which specifically addressed the effects of the cancellation of RTT, and IN 1,520/14, which regulated the provisions on taxation of profits earned abroad.

With regard to the exercise of the option by applying the effects of Law 12,973/14 for calendar year 2014, in November 2014, with the submission of the Declaration of Federal Contributions and Taxes (DCTF) for August 2014, the Company did not opt for the early adoption of the effects of said law, both with regard to articles 1, 2 and 4 through 70 and articles 76 to 92.

However, this decision was not final since, in accordance with IN RFB 1,499/14, the option of early adoption of the effects of Law 12,973/14 in calendar year 2014 could still be irrevocably confirmed or changed in the DCTF for December 2014, which must be submitted on or before February 24, 2015.

20                Sundry provisions

		2014	2013
Measures to
Provision for customers rebates	(a)	66,702	45,060
Provision for recovery of environmental damages	(b)	102,534	132,762
Judicial and administrative provisions	(c)	412,811	362,896
Other		12,177	14,832
Total		594,224	555,550

Current liabilities		88,547	105,856
Non-current liabilities		505,677	449,694
Total		594,224	555,550

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(a)               Provision for client bonus

Some sales agreements of Braskem provide for a rebate, in products, should some sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement. The rebate is monthly recognized in a provision, assuming that the minimum contractual amount will be achieved. As it is recognized based on contracts, the provision is not subject to significant uncertainties with respect to their amount or settlement.

(b)               Provision for recovery of environmental damages

Braskem has a provision for future expenses for the recovery of environmental damages in some of its industrial plants. The amount provisioned corresponds to the best and most conservative estimate of the expenses required to repair the damages. Considering these assumptions, the technicians of the Company involved in the matter believe that five years is the limit for this projection.

(c)               Judicial and administrative provisions

		2014	2013

Labor claims	(c.1)	141,240	125,887

Tax claims	(c.2)
Income tax and social contribution	(i)	35,682	32,319
PIS and COFINS	(ii)	39,145	35,634
ICMS - interstate purchases	(iii)	94,732	86,233
ICMS - other		12,559	11,432
Other		88,202	61,372

Societary claims and other		1,251	10,019
		412,811	362,896

(c.1)     Labor claims

The provision, on December 31, 2014 is related to 350 labor claims, including occupational health and security cases (358 in 2013). The Company’s legal advisors estimate that the term for the termination of these types of claims in Brazil exceeds five years. The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts. The Company’s management believes that the chances of having to increase the existing provision amount are remote.

(c.2)     Tax claims

On December 31, 2014, the main claims are the following:

(i)                 IR and CSL

The provisioned derives from assessments in the administrative level of income tax and social contribution on the foreign exchange variation in the account of investments in foreign subsidiaries in 2002. This assessment of Braskem Petroquímica involves other issues for which provisions have not been accrued. There is no judicial deposit or other type of guarantee for this claim. The Company’s management expects this case to be concluded by 2016.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(ii)               PIS and COFINS taxes

The Company is assessed for the payment of these taxes in many claims, such as:

•                Insufficient payment of COFINS for the period from March 1999 to December 2000, from February 2001 to March 2002, from May to July 2002 and September 2002 due to alleged calculation errors, and non-complience of widening the tax calculation base and increasing the contribution rate envisaged in Law 9,718/98;

•                Offset of the COFINS dues relating to September and October 1999 using the credit resulting from the addition of 1% to the COFINS rate;

•                Rejection of the offset of PIS and COFINS dues relating to the period from February to April 2002 using the PIS credits under Decree-Laws 2,445 and 2,449, calculated between June 1990 and October 1995, under the argument that the time period for using said credits had expired;  and

•                Alleged non-taxation of revenue from foreign exchange variations, determined as a result of successive reductions in the capital of the associated company.

Guarantees were offered for these claims in the form of bank guarantee and finished products manufactured by Braskem Petroquímica, which, together, cover the amount of the claims. The Company’s management estimates that these cases should be terminated by 2020.

(iii)             ICMS - interstate purchases

In 2009, the merged company Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment, at the administrative level, of ICMS in view of:

•                Use of tax credits in the periods from February 2004 to August 2005, November 2005 to February 2006, and September 2006 to January 2008, arising from the bookkeeping of credits that were presented in the purchase invoices of products acquired from another company, since the operations were aimed at the export of the products and, as such, they would not be subject to ICMS;

•                Issue of invoices without registering the shipment of the goods from its facilities for storage; and

•                Non-presentation of the tax documents requested by inspection authorities.

No judicial deposits or other types of security were accrued for this procedure. Management estimates that this case should be terminated by 2019.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(d)               Changes in provisions

		Recovery of
		environmental	Legal
	Bonus	damage	provisions	Other	Total

December 31, 2011	13,577	36,777	266,302	5,067	321,723
Additions, inflation adjustments and exchange variation, net	58,387	18,622	68,268	3,780	149,057
Write-offs through usage and payments	(31,298)	(22,455)	(1,352)		(55,105)
December 31, 2012	40,666	32,944	333,218	8,847	415,675

Additions, inflation adjustments and exchange variation, net	58,794	96,589	92,575	5,985	253,943
Write-offs through usage and payments	(54,400)	3,229	(62,897)		(114,068)
December 31, 2013	45,060	132,762	362,896	14,832	555,550

Additions, inflation adjustments and exchange variation, net	53,794	30,741	97,553	357	182,445
Write-offs through usage and payments	(32,152)	(60,969)	(47,638)	(3,012)	(143,771)
December 31, 2014	66,702	102,534	412,811	12,177	594,224

21                Post-employment benefits

21.1          Defined contribution plan - ODEPREV

The Braskem S.A. and the subsidiaries in Brazil sponsor a defined contribution plan for its employees managed by ODEPREV, a private pension plan entity. ODEPREV offers its participants, an optional defined contribution plan in which monthly and additional participant contributions and monthly and annual sponsor contributions are made to individual pension savings accounts. As soon as the contributions are paid, the sponsors do not have any further obligations related to additional payments.

At December 31, 2014, the number of active participants in this plan totals 5,545 (5,451 in 2013). The contributions made by the sponsors in the year amount to R$28,245 (2013 - R$19,703) and the contributions made by the participants amounted to R$50,227 (R$46,411 in 2013).

21.2          Defined benefit plans

(a)               Novamont

Braskem America is the sponsor of Novamont, which is a defined benefit plan of the employees of the plant located in the State of West Virginia. At December 31, 2014, the plan has 53 active participants and 152 assisted participants (54 active participants and 149 assisted participants in 2013). Neither Braskem America nor the participants made contributions in 2014 and 2013.

(b)               Braskem Alemanha

Braskem Alemanha is the sponsor of the defined benefit plan of the employees of the plants located in that country. At December 31, 2014, the plan has 136 active participants (136 active participants in 2013). Neither Braskem Alemanha nor the participants made contributions in 2014 and 2013.

The defined benefit plan of Braskem Alemanha is a non-contribution plan, that is, the contributions of the sponsor are managed directly by the company and this type of plan is allowed by legislation of that country.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

21.3          Petros Copesul and PQU Plans

Braskem, as the company that merged Copesul and Quattor, became the sponsor of the Petros Copesul and Petros PQU plans.

In August and October 2012, the Brazilian Private Pension Plan Superintendence (PREVIC - Superintendência Nacional de Previdência Complementar) approved the withdrawal of the sponsorship by Braskem of these plans, which required the payment of the mathematical reserves of the respective beneficiaries and in turn the monetization of the assets of the plans administered by Petros. In view of the default of Petros in monetizing the assets within the deadline agreed and established in the Withdrawal instrument, and after almost two years since the approval by PREVIC, the Management of the Company had no alternative but to file for a court order to resume sponsorship of the plans. This decision was formalized through a legal instrument, on April 3, 2014, to preserve the rights of Braskem and participants

PREVIC, after becoming aware of all the facts, decided, through the Rules 619 and 621, of November 26, 2014, to establish, for a period of 180 days, a special administration regime, giving it powers to intervene in the Petros Copesul and Petros PQU plans.

The primary consequence of these acts was the resumption, by the intervening party, of the process to withdraw the sponsorship of the plans. Therefore, on December 23, the intervening party issued an official letter to the president of Petros requesting the monetization of the assets of the plan on December 31, 2014. On January 6, 2015, the same intervening party issued an official letter to the Management of Braskem requesting the contribution related to the capital deficit of the Petros Copesul Plan on the date of the withdrawal of the sponsorship (October 2012), restated by the IPCA consumer price index + 6% p.a. through December 31, 2014. The value of this deficit, in October 2012, amounted to R$259,932. This amount, restated as cited above, comes to R$336,357. Before receiving said official letter, Braskem had accrued a provision of R$259,149 for this plan, already including R$24,017 to cover probable losses arising from lawsuits filed by participants against the fund. To adjust the obligation to the required amount, the Company restated the provision by recognizing a financial expense of R$77,208. The amount provisioned was transferred to Current Liabilities.

To date the Petros PQU Plan does not require any further contribution by Braskem, since the plan registers a surplus.

21.3.1    Composition and changes in the balances of the defined benefit plans

(a)               Amounts in balance sheet

	2014	2013
Defined benefit
Novamont Braskem America	18,356	9,554
Braskem Alemanha	50,820	34,515
	69,176	44,069

Benefit obligations	(100,398)	(67,668)
Fair value of plan assets	31,222	23,599
Funded status of the plan	(69,176)	(44,069)
Consolidated net balance	(69,176)	(44,069)

In non-current liability	(69,176)	(44,069)

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(b)               Change in obligations

	2014	2013	2012

Balance at beginning of year	67,668	56,338	37,166
Current service cost	2,943	2,593	1,255
Interest cost	3,277	2,561	2,138
Special retirement	-
Benefits paid	(1,927)	(1,693)	(2,561)
Actuarial losses (gain)	20,766	(909)	14,769
Exchange variation	4,295	8,778	3,571
Balance at the end of the year	100,398	67,668	56,338

(c)               Change in fair value plan assets

	2014	2013	2012

Balance at beginning of year	23,599	19,736	18,981
Actual return on plan assets	3,343	1,158	314
Employer contributions	3,166	1,392	178
Current expenses			(39)
Benefits paid	(1,894)	(1,619)	(1,406)
Exchange variation	3,008	2,932	1,708
Balance at the end of the year	31,222	23,599	19,736

(d)               Amounts recognized in profit or loss

	2014	2013	2012

Current service cost	2,957	2,593	1,255
Interest cost	3,277	2,547	2,138
Expected return on plan assets	(2,045)	(1,614)	(1,489)
Amortization of actuarial loss	135	675	74
Amortization of unrecognized service cost	119	119	104
Actuarial losses	12,511	-
	16,954	4,320	2,082

The amounts recognized in the statement of operations refer to transactions involving the defined benefit pension plans that are recognized in “other operating (revenues) expenses, net” and in “financial results”, depending on their nature.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(e)               Actuarial assumptions

	(%)
	2014		2013		2012
	United		United		United
	States	Germany	States	Germany	States	Germany

Discount rate	4.20	3.75	5.00	3.75	5.00	5.75
Inflation rate	3.00	2.00	3.00	1.51	3.00	2.00
Expected return on plan assets	7.50	n/a	7.50	n/a	7.50	n/a
Rate of increase in future salary levels	n/a	3.00	n/a	3.00	n/a	3.00
Rate of increase in future pension plan	n/a	n/a	n/a	n/a	n/a	n/a

(f)                Hierarchy of fair value assets

On December 31, 2014, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan, which has a level-1 fair value hierarchy.

22                Other accounts payable

(a)               Non-current

(i)    On August 9, 2010, as part of the business combination of the companies of the Quattor group BNDESPAR exercised its option to sell the shares in Riopol, incorporated by Braskem Qpar in August, 2013. The balance, on December 31, 2014, is R$296,970 (R$275,743 in 2013).

The purchase price will be paid in 3 installments, with restatement by the TJLP, as follows:

•                On June 11, 2015, the amount corresponding to 15% of the purchase price;

•                On June 11, 2016, the amount corresponding to 35% of the purchase price; and

•                On June 11, 2017, the amount corresponding to 50% of the purchase price.

23                Contingencies

Braskem has contingent liabilities related to lawsuits and administrative proceedings arising from the normal course of its business. These contingencies are of a labor and social security, tax, civil and corporate nature and involve risks of losses that are classified as possible. No provisions have been accrued for these lawsuits, except in relevant cases involving business combinations.

The balance of contingent liabilities as of December 31, 2014 and 2013 is as follows:

		2014	2013

Labor claims	(a)	463,001	606,166
Tax claims	(b)	5,477,192	3,399,794
Other lawsuits	(c)	447,411	389,352
Total		6,387,604	4,395,312

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(a)               Labor

The amount at December 31, 2014 is related to 1,430 indemnity and labor claims. Among these claims are:

(a.1)    Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (RS), in the second quarter of 2005, claiming the payment of overtime amounting to R$40 million. The Management of the Company does not expect further disbursements to terminate these lawsuits.

All lawsuits in progress are with the Superior Labor Court and Management expects them to be judged in 2015.

There are judicial deposits related to these claims.

(a.2)    Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (RS) in the third quarter of 2010 claiming the payment of overtime referring to work breaks and integration into base salary of the remunerated weekly day-off amounting to R$338 million. The Management of the Company does not expect to disburse any amounts upon their closure.

The claims are in the fact-finding and appeals phase and they are expected to be granted a final and unappealable decision in the last quarter of 2014. No judicial deposit or other form of security was accrued for these claims.

(b)               Tax

On December 31, 2014, the main tax contingencies, grouped by matter and totaling, at least, R$60 million, are the following

(b.1)    ICMS

The Company is involved in many ICMS collection claims related to assessment notices drawn up mainly by the Finance Department of the States of São Paulo, Rio Grande do Sul, Bahia and Alagoas. On December 31, 2014, the adjusted amounts of these claims total R$629 million and the claims include the following matters:

•           ICMS credit on the acquisition of assets that are considered by the Revenue Services as being of use and consumption. The Revenue Service understands that the asset has to be a physically integral part of the final product to give rise to a credit. Most of the inputs questioned do not physically compose the final product. However, the Judicial branch has a precedent that says that the input must be an integral part of the product or be consumed in the production process;

•           ICMS credit arising from the acquisition of assets to be used in property, plant and equipment, which is considered by the Revenue Services as not being related to the production activity, such as laboratory equipment, material for the construction of warehouses, security equipment, etc.;

•           transfer of goods for an amount lower than the production cost;

•           omission of the entry or shipment of goods based on physical count of inventories;

•           lack of evidence that the Company exported goods so that the shipment of the goods is presumably taxed for the domestic market;

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

•           non-payment of ICMS on the sale of products subject to tax substitution and credit from acquisitions of products subject to tax substitution;

•           fines for the failure to register invoices; and

•           nonpayment of ICMS tax on charges related to the use of the electricity transmission system in operations conducted in the Free Market (ACL) of the Electric Power Trading Chamber (CCEE).

The Company’s legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2020, and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 40% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels. No judicial deposit or other form of security was accrued for these claims.

(b.2)    PIS and COFINS sundry

The Company is involved in collection actions related to PIS and COFINS assessments, which discuss alleged undue offsetting of credits discussed in administrative proceedings and lawsuits, including: (i) negative balance of income tax; (ii) FINSOCIAL; (iii) taxes on net income; (iv) PIS-Decrees; and (v) the COFINS tax arising from the undue payment or payment in excess, as well the as COFINS levied on Interest on Capital.

On December 31, 2014, the adjusted amounts involved of these assessments total R$281 million.

The Company’s external legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2018; and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered assets in guarantee, in the amount of R$54 million, which cover the amount involved in these claims.

(b.3)    PIS, COFINS, IR and CSL: taxation of tax losses and reductions in debits in connection with the installment payment program under MP 470/09

The Company was assessed for not recording as taxable the amounts of the credits from tax losses and social contribution tax loss carryforwards used to settle tax debits paid in installments under MP 470. In the specific case of PIS/COFINS taxes, the assessment also includes the reductions applied to fines and interest arising from the adoption of the installment payment plan. Said tax credits and reductions of debits were not taxed, given the understanding of the Company that they did not represent taxable income.

On December 31, 2014, the tax deficiency notices amounted to R$1,3 billion. No guarantees have been accrued for these assessments.

The Company’s legal advisors estimate that: (i) the administrative level of these judicial proceedings is expected to be concluded by 2018; and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 40% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

 (b.4)   IPI – presumed credit

The Company was involved in tax assessments that questioned the undue use of presumed IPI credit as a way to offset the payment of PIS and COFINS levied on the acquisitions of raw materials, intermediate products and packaging material used in the industrialization of exported products. The Revenue Service understands that only the inputs that have been in contact with or have a direct influence on the final product are entitled to the presumed credit. On December 31, 2014, the adjusted amount involved of these assessments was R$111 million.

In July 2014, this contingency was fully included in the Refis tax amnesty program (“REFIS”) reopened by the federal government under Federal Law 12,973/2014.

(b.5)    Non-cumulative PIS and COFINS

The Company received a deficiency notice from the Brazilian Federal Revenue Service due to the use of non-cumulative PIS and COFINS tax credits. The matters whose chance of loss is deemed as possible are mainly related to the following: (i) expenditures with treatment of effluents; (ii) charges on transmission of electricity; (iii) freight for storage of finished products; and (iv) extemporaneous credits from acquisitions of property, plant and equipment. These matters have already been contested at the administrative level and comprise the period from 2006 to 2011, and as of December 31, 2014 totaled R$761 million, of which R$366 million related to principal and R$394 million of fine and interest.

The Company's legal counsel, in view of the recent decisions by the Tax Resources Administrative Board and the evidence provided by the Company, assess as possible the chances of loss at the administrative and legal levels. Any changes in the court’s understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

The Company’s external legal counsel expect the proceedings at administrative level to conclude in 2020.

No judicial deposit or other form of guarantee was accrued for this claim.

(b.6)    IR and CSL – Charges with goodwill amortization and other

The Company was served by the Federal Revenue Service for deducting amortization charges, from 2007 to 2012, relating to goodwill originated from acquisitions of shareholding interests in calendar year 2002. In that year, several business groups divested their petrochemical assets, which were consolidated to enable the consequent foundation of Braskem. The current value of these notices on December 31, 2014, was R$1,1 billion of income tax and social contribution. The Company also received a tax deficiency notice due to the inclusion in the income tax and social contribution calculation base of interest and exchange variation expenses related to obligations assumed in business combinations.

There is no judicial deposit or any other type of guarantee for these proceedings.

The Management, based on the opinion of its legal advisors, assess the probability of the loss of these cases as possible, therefore no provision has been accrued, with conclusion expected by 2022. This conclusion is based on the following: (i) The equity interests were acquired with effective payment, business purpose and the participation of independent parties; and (ii) The real economic nature of the transactions that resulted in the recording of interest and exchange variation expenses.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(c)               Other court disputes involving the Company and its subsidiaries

(c.1)     Civil

The Company is the defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor, which, at December 31, 2014, totaled R$113 million. The claimants seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company.

No judicial deposit or other form of guarantee was accrued for these lawsuits.

Management's evaluation, supported by the opinion of its external legal advisors who are responsible for the cases, is that the lawsuits will possibly be dismissed within a period of 8 years.

24                Equity

(a)                Capital

On December 31, 2014, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,265,348 shares with no par value, distributed as follows:

				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP e Odebrecht		226,334,623	50.11%	79,182,498	22.95%			305,517,121	38.32%
Petrobras		212,426,952	47.03%	75,243,737	21.81%			287,670,689	36.08%
BNDESPAR				40,102,837	11.62%			40,102,837	5.03%
ADR	(i)			33,634,266	9.75%			33,634,266	4.22%
Other		12,907,077	2.86%	115,684,782	33.53%	593,818	100.00%	129,185,677	16.20%
Total		451,668,652	100.00%	343,848,120	99.67%	593,818	100.00%	796,110,590	99.86%
Braskem shares owned by subsidiary of Braskem Petroquímica	(ii)			1,154,758	0.33%			1,154,758	0.14%
Total		451,668,652	100.00%	345,002,878	100.00%	593,818	100.00%	797,265,348	100.00%

(i)       American Depositary Receipts traded on the New York Stock Exchange (USA);

(ii)     These share are considered “treasury shares” in the consolidated shareholders’ equity, amounting to R$48,892.

(b)               Share rights

Preferred shares carry no voting rights but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. Only class “A” preferred shares will have the same claim on the remaining profit as common shares and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Only class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

In the event of liquidation of the Company, class “A” and “B” preferred shares will have priority in the reimbursement of capital.

Shareholders are entitled to receive a mandatory minimum dividend of 25% on profit for the year, adjusted under Brazilian Corporation Law.

(c)               Capital reserve

This reserve is recorded goodwill recorded in various Company's capital increases. The possible uses of this reserve are contained in Article 200 of the Law of Business Corporations.

(d)               Legal reserve

Under Brazilian Corporation Law, companies must transfer 5% of net profit for the year, determined in accordance with the accounting practices adopted in Brazil, to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

(e)               Dividends proposed and appropriation of profit

Under the Company’s bylaws, profit for the year, adjusted according to Law 6,404/76, is appropriated as follows:

(i)       5% to a legal reserve;

(ii)     25% to pay for mandatory, non-cumulative dividends, provided that the legal and statutory advantages of the Class “A” and “B” preferred shares are observed. When the amount of the priority dividend paid to class “A” and “B” preferred shares is equal to or higher than 25% of profit for the year calculated under Article 202 of Brazilian Corporation Law, it is the full payment of the mandatory dividend.

Any surplus remaining after the payment of the priority dividend will be used to:

•      pay dividends to common shareholders up to the limit of the priority dividends of preferred shares; and

•      if there still is any surplus, distribute additional dividends to common shareholders and class “A” preferred shareholders so that the same amount of dividends is paid for each common share or class “A” preferred share.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(e.1)     Profit or loss in 2014 and dividends proposed

		2014

Net income for the year of Company's shareholders		864,064
Amounts recorded directly to retained earnings
Realization of additional property, plant and equipment		28,203
Prescribed dividends		682
		892,949
Legal reserves distribution		(44,647)
		848,302
Destinations:
Proposed dividends	(i)	(482,593)
Portion allocated to unrealized profit reserves	(ii)	(365,709)
		(848,302)

Composition of the total proposed dividends
Minimum dividends - 25% adjusted net income	(iii)	(212,076)
Additional proposed dividends	(iv)	(270,517)
Total dividends		(482,593)

(i)       Unit dividend of R$0.6061888020 for all types of shares;

(ii)     The retained earnings reserve was accrued pursuant to Article 196 of Federal Law 6,404/76, for use in future investments, which will be submitted for approval by shareholders assembled in a Shareholders’ Meeting.

(iii)    Recorded in current liabilities;

(iv)    Recorded in shareholders' equity, under the item “proposed additional dividend”.

(e.2)     Dividend payment

The Annual Shareholders’ Meeting held on April 9, 2014 approved the declaration of dividends in the amount of R$482,593, the payment of which started to be paid on April 22, 2014, of which R$273,796 was paid to holders of common shares and R$208,437 and R$360 to holders of class A and class B preferred shares, respectively.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(f)                Other comprehensive income – Equity

			Defined		Foreign
	Additional	Deemed	benefit		currency	Gain (loss)
	indexation of	cost of	plan actuarial	Fair value	translation	on interest
	PP&E	PP&E	Gain (loss)	of hedge	adjustment	in subsidiary
	(i)	(i)	(ii)	(iii)	(iv)	(v)	Total
As of December 31, 2011	326,541	21,159		(10,716)	(24,504)	3,106	315,586

Additional indexation
Realization by depreciation or write-off assets	(41,268)						(41,268)
Income tax and social contribution	14,032						14,032

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,442)					(1,442)
Income tax and social contribution		490					490

Defined benefit plan actuarial loss
Actuarial loss			(18,204)				(18,204)
Income tax and social contribution			6,388				6,388

Fair value of Cash flow hedge
Change in fair value				1,948			1,948
Transfer to result				14,290			14,290
Income tax and social contribution				(5,522)			(5,522)

Loss on interest in subsidiary						(5,917)	(5,917)

Write-off gain on interest in subsidiary						(4,632)	(4,632)

Foreign currency translation adjustment					61,662		61,662

On December 31, 2012	299,305	20,207	(11,816)		37,158	(7,443)	337,411

Additional indexation
Realization by depreciation or write-off assets	(41,268)						(41,268)
Income tax and social contribution	14,032						14,032

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,465)					(1,465)
Income tax and social contribution		498					498

Foreign sales hedge
Exchange rate				(2,303,540)			(2,303,540)
Income tax and social contribution				783,204			783,204

Fair value of Cash flow hedge
Change in fair value				(83,413)			(83,413)
Transfer to result				(41,727)			(41,727)
Income tax and social contribution				40,120			40,120

Gain on interest in subsidiary			169				169

Write-off gain on interest in subsidiary						(1,961)	(1,961)

Foreign currency translation adjustment					205,249		205,249

On December 31, 2013	272,069	19,240	(11,647)	(1,605,356)	242,407	(9,404)	(1,092,691)

Additional indexation
Realization by depreciation or write-off assets	(41,268)						(41,268)
Income tax and social contribution	14,030						14,030

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,464)					(1,464)
Income tax and social contribution		499					499

Foreign sales hedge
Exchange rate				(2,611,655)			(2,611,655)
Income tax and social contribution				868,259			868,259

Fair value of Cash flow hedge
Change in fair value				(332,695)			(332,695)
Transfer to result				26,472			26,472
Income tax and social contribution				101,576			101,576

Foreign currency translation adjustment					144,880		144,880

On December 31, 2014	244,831	18,275	(11,647)	(3,553,399)	387,287	(9,404)	(2,924,057)

(i)	Realization as the asset is depreciated or written-off.
(ii)	Realization upon extinction of the plan.
(iii)	Realization upon maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Realization upon write-off of subsidiary abroad.
(v)	Realization upon divestment or transfer of control of subsidiary.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

25                Earnings per share

Basic and diluted earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 24(e), particularly in relation to the limited rights enjoyed by class “B” preferred shares. In view of these limited rights, this class of share does not participate in losses. In this case, the diluted result takes into account the conversion of two class "B" preferred shares into one class “A” preferred share, as provided for in the bylaws of the Company.

The weighted average numbers per share is calculated based on the number of outstanding common and Class “A” preferred shares at the beginning of the period, adjusted by the number of shares repurchased or issued in the period, multiplied by a weighting time factor. There has been no change in the number of shares in fiscal year 2014 and 2013. The calculation of the weighted average in 2012 is shown below:

		Total of outstanding shares			Weighted average
	Note	Common shares	Preferred shares class "A"	Total of weighted average	Common shares	Preferred shares class "A"	Total of weighted average

As of December 31, 2011		451,668,652	345,300,320	796,968,972	451,668,652	346,451,489	798,120,141

Repurchase of shares	(i)		(1,452,200)	(1,452,200)		(700,738)	(700,738)

As of December 31, 2012		451,668,652	343,848,120	795,516,772	451,668,652	344,599,582	796,268,234

(i)    The shares repurchased were not considered in the calculation of earnings per share since they are not entitled to dividends.

Class A preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company’s bylaws, as described in Note 24(e). There is no highest limit for their participation.

Diluted and basic earnings (losses) per share are equal when there is profit in the year, since Braskem has not issued convertible financial instruments.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

As required by IAS 33, the table below show the reconciliation of profit (loss) for the period adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

		Basic and diluted
		2014	2013	2012

Profit (loss) for the period attributed to Company's shareholders
of continued operations		864,064	509,697	(1,012,690)

Distribution of dividends attributable to priority:
Preferred shares class "A"		208,437	208,437
Preferred shares class "B"		360	360
		208,797	208,797

Distribution of 6% of unit value of common shares		273,796	273,796

Distribution of plus income, by class
Common shares		216,587	15,389
Preferred shares class "A"		164,884	11,715
		381,471	27,104

Reconciliation of income available for distribution, by class (numerator):
Common shares		490,383	289,185	(574,430)
Preferred shares class "A"		373,321	220,152	(438,260)
Preferred shares class "B"		360	360
		864,064	509,697	(1,012,690)

Weighted average number of shares, by class (denominator):
Common shares		451,668,652	451,668,652	451,668,652
Preferred shares class "A"	(i)	343,848,120	343,848,120	344,599,582
Preferred shares class "B"		593,818	593,818
		796,110,590	796,110,590	796,268,234

Profit (loss) per share (in R$)
Common shares		1.0857	0.6403	(1.2718)
Preferred shares class "A"		1.0857	0.6403	(1.2718)
Preferred shares class "B"		0.6062	0.6062

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

26                Net sales revenues

	Note	2014	2013	2012

Sales revenue
Domestic market		32,964,432	30,236,855	27,409,691
Foreign market		20,117,322	17,532,783	15,572,798
		53,081,754	47,769,638	42,982,489
Sales deductions
Taxes		(6,657,794)	(6,414,524)	(6,487,401)
Customers rebates	20(a)	(59,818)	(57,236)	(58,583)
Sales returns		(332,753)	(328,388)	(276,178)
		(7,050,365)	(6,800,148)	(6,822,162)

Net sales revenue		46,031,389	40,969,490	36,160,327

Sales revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s activities. Revenue is shown net of taxes, returns and rebates.

Revenue from the sale of goods is recognized when (i) the amount of revenue can be reliably measured and the Company no longer has control over the goods sold; (ii) it is probable that future economic benefits will be received by the Company; and (iii) all legal rights and risks and rewards of ownership have been transferred to the customer. The Company does not make sales with continued Management involvement. Most of Braskem’s sales are made to industrial customers and, in a lower volume, to resellers.

The moment when the legal right, as well as the risks and benefits, are substantially transferred to the client is determined as follows:

(i)      for contracts in which the Company is responsible for the freight and insurance, the legal right and the risks and benefits are transferred to the client when the goods are delivered at the destination established in the contract;

(ii)     for agreements in which the freight and insurance are the responsibility of the client, the risks and benefits are transferred when the products are delivered to the client’s carrier; and

(iii)   for contracts in which product delivery involves the use of pipelines, especially basic petrochemicals, the risks and benefits are transferred immediately after the Company’s official meters, which is the point of delivery of products and transfer of their ownership.

The cost of freight services related to sales, transfers to storage facilities and finished products transfers are included in cost of sales.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

27                Tax incentives

(a)               Income Tax

The benefit of the 75% reduction in the income tax from the sale of production applies to one Camaçari PE plant, in Bahia, and the PVC plant, in Marechal Deodoro (AL), until 2016 and 2019 respectively. The other industrial plants located in the states of Bahia and Alagoas are in the process of requesting for renewal of this benefit. The Management of the Company expects to obtain the renewal of this benefit in 2016.

(b)               PRODESIN - ICMS

The Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program – PRODESIN, which are aimed at implementing and expanding a plant in that state. This incentive is considered an offsetting entry to sales taxes (Note 26). In 2014, the amount of this incentive was R$60,033 (R$50,908 in 2013).

28                Other operating income (expenses), net

In fiscal year 2014, the main effects on this item were as follows:

Gain/Incomes  – (i) gain from the divestment of DAT (Note 1 (a.i)) – R$277,338; (ii) revenue from the recognition of credits of subsidiaries to settle the installment payment (Note 17(a)) – R$98,263; and (iii) discount from the prepayment of the tax installment (Note 17(a)) - R$79,636.

Expenses – (i) additional provision for the Petros Copesul - R$65,000; (ii) depreciation and maintenance of idle plants – R$119,834; (iii) adjustment of inventory and losses of raw materials – R$50,025; (iv) new contingencies included in the installment payment plan (Note 17(a)) – R$71,754; and (v) provision for recovery of environmental damages – R$30,741.

29                Financial results

	2014	2013	2012

Financial income
Interest income	282,837	281,669	220,169
Monetary variations	74,675	24,117	40,599
Exchange rate variations	(46,173)	333,424	219,757
Other	43,882	133,928	51,403
	355,221	773,138	531,928

Financial expenses
Interest expenses	(1,272,839)	(1,121,761)	(973,195)
Monetary variations	(320,497)	(300,310)	(274,881)
Exchange rate variations	(38,901)	(78,510)	(1,898,677)
Inflation adjustments on fiscal debts	(221,582)	(173,864)	(208,186)
Tax expenses on financial operations	(28,614)	(32,884)	(17,289)
Discounts granted	(110,535)	(89,495)	(58,859)
Loans transaction costs - amortization	(44,824)	(6,200)	(27,221)
Adjustment to present value - appropriation	(527,703)	(592,413)	(310,525)
Other	(180,369)	(153,674)	(157,376)
	(2,745,864)	(2,549,111)	(3,926,209)

Total	(2,390,643)	(1,775,973)	(3,394,281)

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

	2014	2013	2012

Interest income
Held for sale	26,012	13,416	5,023
Loans and receivables	168,259	102,623	139,580
Held-to-maturity	34,881	31,147	17,841
	229,152	147,186	162,444
Other assets not classifiable	53,685	134,483	57,725
Total	282,837	281,669	220,169

The Company calculates the adjustment to present value whose amount has material impact on its financial statements.

30                Expenses by nature

The Company chose to present its expenses by function in the statement of operations. As required by IAS 1, the breakdown of expenses by nature is presented below:

	2014	2013	2012

Raw materials other inputs	(34,579,173)	(30,515,643)	(27,812,462)
Personnel expenses	(2,215,484)	(1,953,194)	(1,772,097)
Outsourced services	(1,699,325)	(1,570,320)	(1,633,747)
Tax expenses	(11,822)	(9,847)	(8,293)
Depreciation, amortization and depletion	(2,041,048)	(2,038,366)	(1,902,475)
Freights	(1,555,125)	(1,471,853)	(1,302,899)
Other expenses, net	(364,133)	(667,123)	(111,229)
Total	(42,466,110)	(38,226,346)	(34,543,202)

31                Segment information

Management defined the organizational structure of Braskem based on the types of business, the main products, markets and production processes, and identified five operating and reportable segments - four production segments and one distribution segment.

On December 31, 2014 and 2013, the organizational structure of Braskem was formed by the following segments:

•      Basic petrochemicals: comprises the activities related to the production of ethylene, propylene butadiene, toluene, xylene, cumene and benzene, as well as gasoline, diesel and LPG (Liquefied Petroleum Gas), and other petroleum derivatives and the supply of electric energy, steam, compressed air  and other inputs to second-generation producers located in the Camaçari, Triunfo, São Paulo and Rio de Janeiro petrochemical complexes.

•      Polyolefins: comprises the activities related to the production of PE and PP.

•      Vinyls: comprises the activities related to the production of PVC, caustic soda and chloride.

•      United States and Europe: operations related to PP production in the United States and Europe, through subsidiaries Braskem America and Braskem Alemanha, respectively.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

•      Chemical distribution: consists of Quantiq’s operations related to the distribution of petroleum-based solvents, intermediate chemicals, special chemicals and pharmacons.

(a)               Presentation, measurement and conciliation of results

Information by segment is generated in accounting records maintained in accordance with the accounting principles and practices adopted in Brazil, according to IFRS, and which are reflected in the consolidated financial statements.

The eliminations stated in the operating segment information, when compared with the consolidated balances, are represented by transfer or raw materials between segments, that are treated and measured as arm’s length sales.

The operating segments are stated based on the results of operations, which does not include financial results, and current and deferred income tax and social contribution expenses.

The Company does not disclose assets by segment since this information is not presented to its chief decision maker.

(b)               Concentration of sales

In 2014 and 2013, the Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue.

In 2014, the most significant revenue from a single client amounts to approximately 3% of total net revenues of the Company and refers to the basic petrochemical segment.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(c)               Results of operations by segment

	2014
	Reporting segments						Total			Braskem
	Basic				USA and	Chemical	reportable	Other	Corporate	consolidated		Braskem
	petrochemicals		Polyolefins	Vinyls	Europe	distribution	segments	segments (i)	unit	before eliminations	Eliminations	consolidated

Net sales revenue	25,576,275		18,502,238	2,709,491	7,934,281	842,715	55,565,000	402,655		55,967,655	(9,936,266)	46,031,389
Cost of products sold	(23,252,820)		(15,599,615)	(2,551,464)	(7,477,507)	(700,917)	(49,582,323)	(284,269)		(49,866,592)	9,809,251	(40,057,341)
Gross profit	2,323,455		2,902,623	158,027	456,774	141,798	5,982,677	118,386		6,101,063	(127,015)	5,974,048

Operating expenses
Selling, general and distribution expenses	(692,662)		(965,737)	(205,343)	(294,923)	(105,242)	(2,263,907)	(169,976)	(70,482)	(2,504,365)		(2,504,365)
Results from equity investments									3,929	3,929		3,929
Other operating income (expenses), net	190,292	(ii)	(53,226)	57,268	(82,515)	(28,783)	83,036	(4,135)	16,695	95,596		95,596
	(502,370)		(1,018,963)	(148,075)	(377,438)	(134,025)	(2,180,871)	(174,111)	(49,858)	(2,404,840)		(2,404,840)

Operating profit (loss)	1,821,085		1,883,660	9,952	79,336	7,773	3,801,806	(55,725)	(49,858)	3,696,223	(127,015)	3,569,208

(ii) Includes the gain on disposal of DAT (Note 1 (a.i) and Note 28).
	2013
	Reporting segments						Total			Braskem
	Basic				USA and	Chemical	reportable	Other	Corporate	consolidated		Braskem
	petrochemicals		Polyolefins	Vinyls	Europe	distribution	segments	segments (i)	unit	before eliminations	Eliminations	consolidated

Net sales revenue	25,037,780		16,944,709	2,581,076	6,748,502	891,734	52,203,801	130,289		52,334,090	(11,364,600)	40,969,490
Cost of products sold	(22,561,151)		(14,694,326)	(2,384,543)	(6,419,523)	(761,136)	(46,820,679)	(133,690)		(46,954,369)	11,133,608	(35,820,761)
Gross profit	2,476,629		2,250,383	196,533	328,979	130,598	5,383,122	(3,401)		5,379,721	(230,992)	5,148,729

Operating expenses
Selling, general and distribution expenses	(534,896)		(852,680)	(174,072)	(282,880)	(96,673)	(1,941,201)	(68,576)	(184,718)	(2,194,495)		(2,194,495)
Results from equity investments									(3,223)	(3,223)		(3,223)
Other operating income (expenses), net	(67,835)		(30,673)	(11,179)	(37,621)	(6,537)	(153,845)	196	(57,441)	(211,090)		(211,090)
	(602,731)		(883,353)	(185,251)	(320,501)	(103,210)	(2,095,046)	(68,380)	(245,382)	(2,408,808)		(2,408,808)

Operating profit (loss)	1,873,898		1,367,030	11,282	8,478	27,388	3,288,076	(71,781)	(245,382)	2,970,913	(230,992)	2,739,921

	2012
	Reporting segments						Total			Braskem
	Basic				USA and	Chemical	reportable	Other	Corporate	consolidated		Braskem
	petrochemicals		Polyolefins	Vinyls	Europe	distribution	segments	segments (i)	unit	before eliminations	Eliminations	consolidated

Net sales revenue	23,603,038		14,456,827	2,019,884	5,465,180	898,786	46,443,715	72,652		46,516,367	(10,356,040)	36,160,327
Cost of products sold	(21,793,497)		(13,131,842)	(1,947,749)	(5,272,065)	(751,013)	(42,896,166)	(88,052)		(42,984,218)	10,275,150	(32,709,068)
Gross profit	1,809,541		1,324,985	72,135	193,115	147,773	3,547,549	(15,400)		3,532,149	(80,890)	3,451,259

Operating expenses
Selling, general and distribution expenses	(491,999)		(868,410)	(129,696)	(243,300)	(94,796)	(1,828,201)	(37,823)	(301,567)	(2,167,591)		(2,167,591)
Results from equity investments									(25,807)	(25,807)		(25,807)
Other operating income (expenses), net	(64,050)		(20,012)	1,808	364,798	(265)	282,279	(98,298)	149,476	333,457		333,457
	(556,049)		(888,422)	(127,888)	121,498	(95,061)	(1,545,922)	(136,121)	(177,898)	(1,859,941)		(1,859,941)

Operating profit (loss)	1,253,492		436,563	(55,753)	314,613	52,712	2,001,627	(151,521)	(177,898)	1,672,208	(80,890)	1,591,318

(i) The other segments, includes the results of the subsidiary Braskem Idesa.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(d)               Net sales revenue by country

	2014	2013	2012

Brazil	26,077,194	23,548,870	20,840,355
United States	9,125,441	7,981,211	5,642,946
Argentina	1,264,787	1,222,729	1,195,728
United Kingdom	1,111,454	578,351	406,132
Germany	1,067,563	536,343	583,952
Mexico	949,423	680,054	764,244
Italy	860,765	318,357	282,671
Netherlands	713,301	1,099,945	913,208
Singapore	671,222	1,514,216	561,669
Switzerland	467,104	211,371	1,725,665
Colombia	444,040	299,287	219,405
Spain	332,148	186,354	216,405
Chile	331,744	282,231	224,956
Peru	288,051	247,427	200,952
Uruguay	263,648	243,672	263,163
Japan	236,171	190,729	269,672
Poland	206,803	221,433	232,004
Paraguay	187,208	136,393
France	174,503	117,429	136,664
Bolivia	167,729	154,473
Canada	135,164	145,378
South Korea	70,683	90,531	143,036
Venezuela		90,595	152,870
Other	885,243	872,111	1,184,628
	46,031,389	40,969,490	36,160,327

(e)               Net sales revenue by product

	2014	2013	2012

PE/PP	26,436,519	23,693,211	19,922,007
Ethylene, Propylene	3,274,529	2,875,381	2,502,111
Naphtha, condensate and crude oil	3,092,262	2,240,950	2,019,884
Benzene, toluene and xylene	3,084,916	2,974,235	2,727,659
PVC/Caustic Soda/EDC	2,709,491	2,548,457	2,417,416
ETBE/Gasoline	2,128,225	2,015,749	1,751,961
Butadiene	1,196,602	1,194,839	1,643,172
Specialty chemicals and drugs	822,790	879,801	889,190
Cumene	745,252	729,999	646,286
Solvents	620,986	527,083	515,130
Other	1,919,817	1,289,785	1,125,511
	46,031,389	40,969,490	36,160,327

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

(f)                Property plant and equipment and intangible assets by country

	2014	2013

Brazil	21,060,399	21,238,537
Mexico	9,260,814	5,684,813
United States of America	1,291,557	1,160,186
Germany	222,998	241,069
Other	1,450	1,573
	31,837,218	28,326,178

32                Insurance coverage

Braskem has a comprehensive program to manage risks and insurances, in accordance with the policy approved by the Board of Directors. The risk assessment practices and procedures set forth in the policy apply to the entire Company.

In April 2014, the All Risks insurance policies were renewed for the units in Brazil, the United States and Germany. In 2012, Braskem Idesa contracted insurance to cover the risks related to the construction of its industrial plant.

Braskem's All Risks policies have Maximum Indemnity Limits per event, established based on the amounts of maximum possible loss, considered sufficient to cover any claims given the nature of the Company's activity and the advice of consultants.

Information about All Risks policies in force is provided below:

		Maximum indemnity limit	Amount insured
	Maturity	US$ million	US$ million
Units in Brazil	October 8, 2015	2,000	23,859
Units in United States and Germany	October 8, 2015	250	2,187
Braskem Idesa	September 30, 2015	4,148	4,148
Quantiq	May 30, 2015	78	78
Total			30,272

Additionally, the Company contracted civil liability, transportation, sundry risk and vehicle insurance. The risk assumptions adopted are not part of the audit scope and, therefore, were not subject to review by our independent accountants.

Braskem S.A.

Management notes to the financial statements

at December 31, 2014

All amounts in thousands of reais, except as otherwise stated

33                Information related to guaranteed securities issued by subsidiaries

Braskem S.A. has fully and unconditionally guaranteed the debt securities issued by Braskem Finance, a 100-percent-owned finance subsidiary of Braskem. There are no siginificant restrictions on the abilitiy of Braskem to obtain funds from Braskem Finance.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2015
BRASKEM S.A.

By:	/s/ Mario Augusto da Silva

	Name:	Mario Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.